-



                                                Filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-79659


                                1,300,000 Shares

                                     [LOGO]

                             ADVENT SOFTWARE, INC.

                                  Common Stock
                                   ---------

    We are selling 1,200,000 shares of common stock and the selling stockholder is selling 100,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

    The underwriters have an option to purchase a maximum of 195,000 additional shares to cover over-allotments of shares.


    Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "ADVS". On June 17, 1999, the last reported sale price of the common stock was $62.0625 per share.


    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.


                                                           UNDERWRITING          PROCEEDS TO          PROCEEDS TO
                                        PRICE TO           DISCOUNTS AND           ADVENT               SELLING
                                         PUBLIC             COMMISSIONS        SOFTWARE, INC.         STOCKHOLDER
                                   -------------------  -------------------  -------------------  -------------------
Per share........................       $62.0625               $3.26               $58.80               $58.80
Total............................      $80,681,250          $4,238,000           $70,560,000          $5,880,000



    Delivery of the shares of common stock will be made on or about June 23, 1999.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                                     HAMBRECHT & QUIST

                              SALOMON SMITH BARNEY


                 The date of this prospectus is June 17, 1999.

                                 --------------

                               TABLE OF CONTENTS

                                                    Page
                                                    -----
PROSPECTUS SUMMARY.............................           3

SUMMARY CONSOLIDATED FINANCIAL INFORMATION.....           5

RISK FACTORS...................................           6

SPECIAL NOTE REGARDING FORWARD LOOKING
  STATEMENTS...................................          11

USE OF PROCEEDS................................          12

PRICE RANGE OF COMMON STOCK....................          12

DIVIDEND POLICY................................          12

CAPITALIZATION.................................          13

SELECTED CONSOLIDATED FINANCIAL DATA...........          14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................          15

                                                    Page
                                                    -----

BUSINESS.......................................          25

MANAGEMENT.....................................          32

SELLING STOCKHOLDER............................          33

UNDERWRITING...................................          34

NOTICE TO CANADIAN RESIDENTS...................          35

LEGAL MATTERS..................................          36

EXPERTS........................................          36

WHERE YOU CAN FIND MORE INFORMATION............          37

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.....         F-1


                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                 --------------

    OUR LOGO AND CERTAIN TITLES AND LOGOS OF OUR PRODUCTS MENTIONED IN THIS PROSPECTUS ARE OUR SERVICE MARKS AND TRADEMARKS. EACH BRAND NAME AND TRADEMARK APPEARING IN THIS PROSPECTUS IS THE PROPERTY OF ITS RESPECTIVE HOLDER.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THE OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                                ADVENT SOFTWARE

    We are a leading provider of Enterprise Investment Management, or EIM, solutions that automate and integrate mission-critical functions for investment management professionals.

    As financial assets under management have grown significantly in recent years, the market for investment management solutions has also experienced rapid growth. The increase in the number of investment management professionals, the continued introduction of sophisticated financial instruments and the increasing customer demand for enhanced service levels have also driven growth in this market. These trends, coupled with complex and evolving industry standards and government regulations, are driving demand for software products that automate, simplify and integrate functions for investment management.

    Advent Office, our suite of integrated products, addresses this demand by automating and integrating work and data flows across the entire investment management enterprise. Advent Office helps reduce client costs, improve the accuracy of client information and enable our clients to provide enhanced customer service. Advent Office includes:

    - Axys, a portfolio accounting and management system;

    - Moxy, a trading and order management system;

    - Qube, a client relationship management system;

    - Rex, an automated reconciliation system;

    - Advent Warehouse, an investment data warehouse solution;

    - Advent Partner, an investment partnership accounting system;

    - Advent Browser Reporting, an Internet-based solution to access Advent Office information; and

    - Open G/L, a component that allows users to integrate portfolio management data with their general ledger systems.

In addition, we offer Geneva, a real-time accounting and portfolio management solution for global financial institutions to manage their portfolios on a worldwide basis, and Gifts for Windows, a grants management solution for the grant-giving community. We believe that no other vendor offers a solution to address the full range of front- to back- office needs of investment management organizations that is both as comprehensive and scalable as our EIM solution.

    Our strategy is to be the leading provider of EIM solutions. We also aim to develop long-term client relationships and to maintain a high level of client satisfaction, which we believe will result in additional recurring revenues from new product licenses, renewals of existing contracts and the introduction and adoption of new data and information services. Key elements of our strategy are to:

    - continue to leverage the Internet to distribute new information management products and services;

    - further develop our strategic partner relationships;

    - continue our technology leadership by increasing the functionality and depth of our current product offerings and developing new products;

    - extend deployments within our existing customer base to meet their evolving needs; and

    - expand our presence into new domestic and international markets.

    Our clients include many of the world's leading investment management organizations. These organizations vary significantly in size, assets under management and the complexity of their investment environments. At present, we have licensed our products to over 5,400 institutions in 36 countries for use by more than 60,000 concurrent users.

    We were founded in 1983, incorporated in 1983 in California and reincorporated in Delaware in November 1995. Our principal executive offices are located at 301 Brannan Street, San Francisco, CA 94107, and our telephone number is (415) 543-7696. Our common stock is traded on the Nasdaq National Market under the symbol "ADVS." As used in this Prospectus, the terms "Advent", "we", "our" and "us" refer to Advent Software, Inc. and our consolidated subsidiaries, except as otherwise indicated.

                                  THE OFFERING

Common Stock offered by Advent.............................  1,200,000 shares

Common Stock offered by the Selling Stockholder............  100,000 shares

Common Stock to be outstanding after the offering..........  9,499,707 shares

Use of proceeds............................................  For general corporate purposes, including working capital and capital expenditures. See "Use of
                                                             Proceeds."

Nasdaq National Market Symbol..............................  ADVS

    This table is based on shares outstanding as of March 31, 1999. This table excludes:

    - options outstanding to purchase a total of 1,903,000 shares of common stock at a weighted average exercise price of $25.15 per share and 53,000 shares reserved for grant of future options under our 1992 Stock Plan;

    - options outstanding to purchase a total of 92,000 shares of common stock at a weighted average exercise price of $37.25 per share and 8,000 shares reserved for grant of future options under our 1998 Nonstatutory Stock Option Plan;

    - options outstanding to purchase a total of 56,000 shares of common stock at a weighted average exercise price of $25.02 per share and 16,200 shares reserved for grant of future options under our 1995 Director Option Plan; and

    - 171,000 shares reserved for grant under our 1995 Employee Stock Purchase Plan.

    Subsequent to March 31, 1999, we reserved an additional 600,000 shares for issuance under our employee benefits plans.

    EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVERALLOTMENT OPTION IS NOT EXERCISED.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                 -------------------------------  --------------------
                                                   1996       1997       1998       1998       1999
                                                 ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...................................  $  36,744  $  48,613  $  70,998  $  14,049  $  20,220
Income from operations.........................        591      9,398      5,912      1,622      2,591
Net income (loss)..............................     (1,099)     6,713      4,399      1,258      1,954
Basic net income (loss) per share..............  $   (0.16) $    0.89  $    0.55  $    0.16  $    0.24
Shares used in basic per share calculation.....      7,070      7,521      8,066      7,903      8,310
Diluted net income (loss) per share............  $   (0.16) $    0.84  $    0.51  $    0.15  $    0.21
Shares used in diluted per share calculation...      7,070      8,017      8,703      8,489      9,139


                                                                              MARCH 31, 1999
                                                                           --------------------
                                                                                         AS
                                                                            ACTUAL    ADJUSTED
                                                                           ---------  ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short term investments........................  $  44,667  $ 114,917
Working capital..........................................................     41,159    111,409
Total assets.............................................................     89,123    159,373
Long-term liabilities....................................................        594        594
Stockholders' equity.....................................................     63,716    133,966


------------------------

    For an explanation of shares used in the above calculations, see Note 1 of the Notes to Consolidated Financial Statements. The numbers in the above table, as adjusted, reflect the sale of the shares of common stock and the application of our estimated net proceeds.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE BUYING SHARES IN THIS OFFERING.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND WE MAY NOT BE ABLE TO MAINTAIN
  OUR EXISTING GROWTH RATES.

    Licenses into multi-user networked environments have increased both in individual size and number, and the timing and size of individual license transactions are becoming increasingly important factors in quarterly operating results. The sales cycles for transactions of this size are often lengthy and unpredictable. We may not be successful in closing large license transactions such as these on a timely basis or at all. Accordingly, if future revenues from large site licenses constitute a material portion of our net revenues, the timing of such licenses could cause additional variability in our quarterly operating results. We typically ship our software products shortly after receipt of a signed license agreement and initial payment and, consequently, software product backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. Our expense levels are based in significant part on our expectations of future revenues and therefore are relatively fixed in the short term. Due to the fixed nature of these expenses combined with the relatively high gross margin historically achieved by us on products and services, an unanticipated decline in net revenues in any particular quarter is likely to disproportionately adversely affect operating results.

    We have generally realized lower revenues from license fees in the first quarter of the year than in the last quarter of the prior year. We believe that this has been due primarily to the concentration by some clients of larger capital purchases in the fourth quarter of the calendar year and their lower purchasing activity during the subsequent first quarter. We believe our annual incentive compensation plans, which tend to produce increased year-end sales activity, compound this factor. Furthermore, we have often recognized a substantial portion of each quarter's license revenues in the last month of that quarter.

    Because of the above factors, we believe that period to period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

    Our stock price has fluctuated significantly since our initial public offering in November 1995. Like many companies in the technology and emerging growth sector, our stock price may be subject to wide fluctuations, particularly during times of high market volatility. If net revenues or earnings in any quarter fail to meet the investment community's expectations, our stock price is likely to decline. In addition, our stock price may be affected by broader market trends unrelated to our performance.

OUR SALES CYCLE IS LONG AND WE HAVE LIMITED ABILITY TO FORECAST THE TIMING AND
  AMOUNT OF SPECIFIC SALES.

    Because the purchase of our software products often requires significant, executive-level investment and systems architecture decisions by prospective customers, we must generally engage in a relatively lengthy sales effort. These transactions may be delayed during the customer acceptance process because we must provide a significant level of education to prospective customers regarding the use and benefit of our products. As a result, the sales cycle associated with the purchase of our software products is typically between two and nine months depending upon the size of the client, though it can be considerably longer, and is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance procedures. Further, to the extent that potential customers divert resources and attention, or delay purchasing decisions, as a result of the Year 2000 issue, our sales cycle could be still longer. As a result of the length of our sales cycle, we have limited ability to forecast the timing and amount of specific sales. The timing of large individual sales is especially difficult to forecast. Because our expenses are generally relatively fixed in the near term, any shortfall from anticipated revenues could result in significant variations in our operating results from quarter to quarter.

    The implementation of our solutions involves a significant commitment of resources by customers and by us over an extended period of time. Also, the size and complexity of any particular implementation projects can cause delays in the sales cycle that precedes it. Any such delays could seriously harm our business.

WE DEPEND HEAVILY ON OUR PRODUCT, AXYS.

    In 1996, 1997 and 1998, we derived a substantial majority of our net revenues from the licensing of Axys and related products and services. In addition, many of our other products, such as Moxy, Qube and various data interfaces were designed to operate with Axys to provide an integrated solution. As a result, we believe that a majority of our net revenues, at least through 1999, will be dependent upon continued market acceptance of Axys, enhancements or upgrades to Axys and related products and services.

WE ARE CONTINUING TO EXPAND OUR INTERNET INITIATIVE.

    To take advantage of the Internet, we are continuing to expand an Internet initiative under which we are developing services, both announced and unannounced, to bring Internet-based products and services to clients. The first of these services, Rex, was launched during the second quarter of 1997. The second service, Advent Browser Reporting, was launched in the third quarter of 1998. As we develop new products and services under our Internet Initiative, we have and will continue to enter into development agreements with information providers, clients or other companies in order to accelerate the delivery of new products and services. We may not be successful in marketing our Internet services or in developing other Internet services. Our failure to do so could seriously harm our business.

WE MUST CONTINUE TO INTRODUCE NEW PRODUCTS AND PRODUCT ENHANCEMENTS.

    The market for our products is characterized by rapid technological change, changes in customer demands and evolving industry standards. As a result, our future success will continue to depend upon our ability to develop new products that address the future needs of our target markets and to respond to these changing standards and practices. Delays in the commencement of commercial shipments of new products or enhancements may result in client dissatisfaction and delay or loss of product revenues. In addition, our ability to develop new products and product enhancements is dependent upon the products of other software vendors, including system software vendors, such as Microsoft Corporation, database vendors and development tool vendors. If the products of these vendors have design defects or flaws, or if these products are unexpectedly delayed in their introduction, our business could be seriously harmed.

WE DEPEND UPON FINANCIAL MARKETS.

    The target clients for our products include a range of organizations that manage investment portfolios, including investment advisors, brokerage firms, banks and hedge funds. In addition, we target corporations, public funds, universities and non-profit organizations, which also manage investment portfolios and have many of the same needs. The success of many of our clients is intrinsically linked to the health of the financial markets. We believe that demand for our products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the financial markets which may cause clients and potential clients to exit the industry or delay, cancel or reduce any planned expenditures for investment management systems and software products.

GENERAL ECONOMIC CONDITIONS AND YEAR 2000 ISSUES MAY REDUCE OUR LICENSE
  REVENUES.

    We believe that the market for large management software systems may be negatively impacted by a number of factors, including:

    - reductions in capital expenditures by large customers;

    - increasing competition; and

    - increased customer focus on addressing Year 2000 problems.

    The above factors may, in turn, give rise to a number of market trends that may slow license revenue growth across the industry, including:

    - longer sales cycles;

    - deferral or delay of information technology projects and generally reduced expenditures for software;

    - reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and

    - increased priced competition.

    Although we do not believe these factors have impacted our revenues to date, the continued presence of these factors in the market for large management software systems could adversely affect our business and results of operations.

IF OUR RELATIONSHIP WITH INTERACTIVE DATA IS TERMINATED, OUR BUSINESS MAY BE
  HARMED.

    Many of our clients use our proprietary interface to electronically retrieve pricing and other data from Interactive Data. Interactive Data pays us a commission based on their revenues from providing this data to our clients. Our software products have been customized to be compatible with their system and this software would need to be redesigned if their services were unavailable for any reason. Termination of our agreement with Interactive Data would require at least two years notice by either us or them, or 90 days in the case of material breach. If our relationship with Interactive Data were terminated or their services were unavailable to our clients for any reason, replacing these services could be costly and time consuming.

WE FACE INTENSE COMPETITION.

    The market for investment management software is intensely competitive and highly fragmented, subject to rapid change and highly sensitive to new product introductions and marketing efforts by industry participants. Our competitors include providers of software and related services as well as providers of timeshare services.

    Our competitors vary in size, scope of services offered and platforms supported. In addition, we compete indirectly with existing and potential clients, many of whom develop their own software for their particular needs and therefore may be reluctant to license software products offered by independent vendors like us. Many of our competitors have longer operating histories and greater financial, technical, sales and marketing resources than we do. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressures will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

WE FACE CHALLENGES IN EXPANDING OUR INTERNATIONAL OPERATIONS.

    We market and sell our products in the United States and, to a lesser extent, internationally. We have established a subsidiary located in Australia to market and sell our products in Australia. In order to expand our international operations, we would need to establish additional facilities, acquire other businesses or enter into distribution relationships in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally. In addition, international operations are subject to other inherent risks, including:

    - The impact of recessions in economies outside the United States;

    - Greater difficulty in accounts receivable collection and longer collection periods;

    - Unexpected changes in regulatory requirements;

    - Difficulties in successfully adapting our products to the language and technology standards of other countries;

    - Difficulties and costs of staffing and managing foreign operations;

    - Reduced protection for intellectual property rights in some countries;

    - Potentially adverse tax consequences; and

    - Political and economic instability.

    Our international revenues are generally denominated in local currencies. We do not currently engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, future fluctuations in currency exchange rates may adversely affect revenues from international sales.

UNDETECTED SOFTWARE ERRORS OR FAILURES FOUND IN NEW PRODUCTS MAY RESULT IN LOSS
  OF OR DELAY IN MARKET ACCEPTANCE OF OUR PRODUCTS THAT COULD SERIOUSLY HARM OUR BUSINESS.

    Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products until after commencement of commercial shipments, resulting in loss of or a delay in market acceptance, which could seriously harm our business.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY WE MAY BE SUBJECT TO
  INCREASED COMPETITION THAT COULD SERIOUSLY HARM OUR BUSINESS.

    Our success depends significantly upon our proprietary technology. We currently rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We cannot assure you that we will develop proprietary products or technologies that are patentable, that any patent, if issued, would provide us with any competitive advantages or would not be challenged by third parties, or that the patents of others will not adversely affect our ability to do business.

    Litigation may be necessary to protect our proprietary technology. This litigation may be time-consuming and expensive. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patent that may be issued to us or other intellectual property rights of ours.

WE FACE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS.

    We may acquire or make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in integrating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing stockholders.

WE MUST ATTRACT AND RETAIN QUALIFIED TECHNICAL AND SALES PERSONNEL.

    Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical and sales personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, backgrounds and industry experience. Competition for qualified engineers, particularly in Northern California and the San Francisco Bay Area, is intense. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships and could seriously harm our business.

YEAR 2000 COMPLIANCE ISSUES COULD SERIOUSLY HARM OUR BUSINESS.

    We are in the process of assessing and remediating any Year 2000 issues associated with our computer systems and software and other property and equipment. Despite our testing and remediation efforts, our systems and those of third parties, including content providers, advertisers, affiliates, and end users may contain errors or faults with respect to the Year 2000. Our efforts to address this issue are described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 Issue." Known or unknown errors or defects that affect the operation of our software and systems and those of third parties and end users, could result in delay or loss of revenue, cancellation of customer contracts, diversion of development resources, damage to our reputation, increased service and warranty costs, and litigation costs, any of which could harm our business.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may, " "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS


    We expect to receive approximately $70.3 million of net proceeds from the sale of the 1,200,000 shares of common stock in this offering based on the offering price of $62.0625 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We will receive no additional net proceeds upon the exercise of the underwriters' over-allotment option.


    We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital and capital expenditures. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we have no present plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transactions. We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management team will have broad discretion in applying the net proceeds.

    Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade obligations. We will not receive any proceeds from the sale of shares by the selling stockholder.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is listed on the Nasdaq National Market under the symbol "ADVS." The following table sets forth the high and low sales prices per share of Advent's common stock for the indicated periods.


                                                                                HIGH         LOW
                                                                               -------    ---------
1997
  First Quarter.............................................................   $30 3/4    $20 1/4
  Second Quarter............................................................   $33        $18 5/8
  Third Quarter.............................................................   $33        $25 1/4
  Fourth Quarter............................................................   $31 3/4    $22 1/2

1998
  First Quarter.............................................................   $48        $26 1/4
  Second Quarter............................................................   $48 1/8    $33 1/2
  Third Quarter.............................................................   $52 1/2    $30
  Fourth Quarter............................................................   $48 5/8    $19 13/16

1999
  First Quarter.............................................................   $58        $39 1/2
  Second Quarter (through June 17, 1999)....................................   $71 1/2    $47


    We made our initial public offering in November 1995 at a price of $18 per share. Because many of the shares of common stock are held by brokers and other institutions on behalf of shareholders, Advent is unable to estimate the total number of shareholders represented by these record holders.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends. We do not expect to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the growth of our business. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so. Any future determination to pay cash dividends will be at the discretion of our board of directors.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of March 31, 1999, and as adjusted to reflect the sale of 1,300,000 shares of common stock offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses:



                                                                                                MARCH 31, 1999
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Long-term debt............................................................................  $      --   $      --
Total Stockholders' equity:
  Preferred Stock, $0.01 par value; 2,000,000 shares authorized, none issued and
    outstanding...........................................................................         --          --
  Common Stock, $0.01 par value; 40,000,000 shares authorized, 8,299,707 shares issued and
    outstanding, actual; 9,499,707 shares issued and outstanding, as adjusted.............         83          95
  Additional paid-in capital..............................................................     49,705     119,943
  Retained earnings.......................................................................     13,893      13,893
  Cumulative other comprehensive income...................................................         35          35
                                                                                            ---------  -----------
    Total stockholders' equity............................................................     63,716     133,966
                                                                                            ---------  -----------
      Total capitalization................................................................     63,716     133,966
                                                                                            ---------  -----------
                                                                                            ---------  -----------


------------------------

    This table is based on shares outstanding as of March 31, 1999. This table excludes:

    - options outstanding to purchase a total of 1,903,000 shares of common stock at a weighted average exercise price of $25.15 per share and 53,000 shares reserved for grant of future options under our 1992 Stock Plan;

    - options outstanding to purchase a total of 92,000 shares of common stock at a weighted average exercise price of $37.25 per share and 8,000 shares reserved for grant of future options under our 1998 Nonstatutory Stock Option Plan;

    - options outstanding to purchase a total of 56,000 shares of common stock at a weighted average exercise price of $25.02 per shares and 16,200 shares reserved for grant of future options under our 1995 Director Option Plan; and

    - 171,000 shares reserved for grant under our 1995 Employee Stock Purchase Plan.

    Subsequent to March 31, 1999, we reserved an additional 600,000 shares for issuance under our employee benefits plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the consolidated balance sheet data as of December 31, 1997 and 1998, are derived from, and are qualified in their entirety by our Consolidated Financial Statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, which are included elsewhere in this prospectus and should be read in conjunction with those Consolidated Financial Statements and notes thereto. The consolidated statement of operations data for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the quarters ended March 31, 1998 and 1999, and the balance sheet data at March 31, 1999, are derived from unaudited consolidated financial statements included elsewhere in this prospectus that have been prepared on the same basis as the audited financial statements and in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such period. The historical results are not necessarily indicative of the results of operations to be expected in the future.

                                                                                   THREE MONTHS
                                              YEARS ENDED DECEMBER 31,            ENDED MARCH 31,
                                     -------------------------------------------  ---------------
                                      1994     1995     1996     1997     1998     1998     1999
                                     -------  -------  -------  -------  -------  -------  ------
                                                                                    (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  License and development fees.....  $ 9,412  $12,146  $16,951  $23,710  $36,588  $ 6,934  $9,156
  Maintenance and other
    recurring......................    7,488    9,903   14,707   18,042   25,539    5,396   8,697
  Professional services and
    other..........................    3,201    3,908    5,086    6,861    8,871    1,719   2,367
                                     -------  -------  -------  -------  -------  -------  ------
    Net revenues...................   20,101   25,957   36,744   48,613   70,998   14,049  20,220
                                     -------  -------  -------  -------  -------  -------  ------
Cost of revenues:
  License and development fees.....      433      469      600      601    2,931      521     748
  Maintenance and other
    recurring......................    2,120    2,389    3,793    4,832    6,261    1,505   2,284
  Professional services and
    other..........................    1,405    2,049    2,513    3,638    3,874      820   1,113
                                     -------  -------  -------  -------  -------  -------  ------
    Total cost of revenues.........    3,958    4,907    6,906    9,071   13,066    2,846   4,145
                                     -------  -------  -------  -------  -------  -------  ------
Gross margin.......................   16,143   21,050   29,838   39,542   57,932   11,203  16,075
                                     -------  -------  -------  -------  -------  -------  ------
Operating expenses:
  Sales and marketing..............    7,800    9,268   12,446   15,580   23,465    5,089   6,947
  Product development..............    3,024    4,206    6,731    9,439   12,582    2,661   3,814
  General and administrative.......    2,266    3,418    4,422    5,125    7,533    1,831   2,340
  Amortization of intangibles......       --       --       --       --       --       --     383
  Purchased research and
    development and other..........    1,405       --    5,648       --    8,440       --      --
                                     -------  -------  -------  -------  -------  -------  ------
    Total operating expenses.......   14,495   16,892   29,247   30,144   52,020    9,581  13,484
                                     -------  -------  -------  -------  -------  -------  ------
Income from operations.............    1,648    4,158      591    9,398    5,912    1,622   2,591
Interest income, net...............      121      447    1,165    1,236    1,442      343     370
                                     -------  -------  -------  -------  -------  -------  ------
Income before income taxes.........    1,769    4,605    1,756   10,634    7,354    1,965   2,961
Provision for income taxes.........      705    1,786    2,855    3,921    2,955      707   1,007
                                     -------  -------  -------  -------  -------  -------  ------
Net income (loss)..................  $ 1,064  $ 2,819  $(1,099) $ 6,713  $ 4,399  $ 1,258  $1,954
                                     -------  -------  -------  -------  -------  -------  ------
                                     -------  -------  -------  -------  -------  -------  ------
Diluted net income (loss) per
  share............................  $  0.18  $  0.46  $ (0.16) $  0.84  $  0.51  $  0.15  $ 0.21
                                     -------  -------  -------  -------  -------  -------  ------
                                     -------  -------  -------  -------  -------  -------  ------
Shares used in diluted per share
  calculations.....................    5,844    6,160    7,070    8,017    8,703    8,489   9,139
                                     -------  -------  -------  -------  -------  -------  ------
                                     -------  -------  -------  -------  -------  -------  ------
Basic net income (loss) per
  share............................  $  0.36  $  0.82  $ (0.16) $  0.89  $  0.55  $  0.16  $ 0.24
                                     -------  -------  -------  -------  -------  -------  ------
                                     -------  -------  -------  -------  -------  -------  ------
Shares used in basic per share
  calculations.....................    2,925    3,455    7,070    7,521    8,066    7,903   8,310
                                     -------  -------  -------  -------  -------  -------  ------
                                     -------  -------  -------  -------  -------  -------  ------

                                                                                                 DECEMBER 31,             MARCH 31,
                                                                                        -------------------------------  -----------
                                                                                          1996       1997       1998        1999
                                                                                        ---------  ---------  ---------  -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments...................................  $  31,650  $  36,056  $  43,284   $  44,667
  Working capital.....................................................................     32,775     38,836     38,148      41,159
  Total assets........................................................................     46,691     59,285     87,210      89,123
  Long-term liabilities...............................................................        599        537        537         594
  Total stockholders' equity..........................................................     37,062     46,493     60,175      63,716

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Advent is a leading provider of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support mission-critical functions of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations.

ACQUISITIONS

    In February 1996, we acquired Data Exchange, Inc. (the DX Group), a private company based in New York, for $4.0 million in cash and an $800,000 note. This note was paid during the third quarter of 1996 and did not bear interest. The transaction was accounted for as a purchase. We incurred a charge of $5.6 million in connection with the write-off of in-process research and development.

    In November 1996, we issued 35,000 shares of common stock in exchange for all of the outstanding shares of Bold Software, Inc., a private software development company based in New York. This business combination was accounted for as a pooling of interests. Prior year amounts have not been restated to include Bold Software's results of operations as such operations were immaterial. As a result of this business combination, we introduced Advent Partner, a tax layering and partnership allocation solution which integrates with Axys.

    In February 1998, we issued 250,000 shares of common stock in exchange for all of the outstanding shares of MicroEdge, Inc., a leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests and the results of operations of MicroEdge are included in the financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge in 1997, or prior years, were not material to the consolidated results of operations or financial position. Accordingly, we did not restate our financial statements for periods prior to January 1, 1998.

    In May 1998, we issued 170,000 shares of common stock for certain assets of the Grants Management Division of Blackbaud, Inc., a privately held company located in Charleston, South Carolina. Through this acquisition we combined the Grants Management product line of Blackbaud with MicroEdge. This transaction was accounted for as a purchase and the results of operations of the business and assets acquired are included in our financial statements from the date of acquisition. We incurred a charge relating to in-process research and development and other expenses of $5.4 million in connection with this transaction.

    In November 1998, we issued 15,000 shares of common stock and paid $4.1 million in exchange for all the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, MA and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase. We incurred a charge relating to in-process research and development of $3.0 million in connection with this transaction.

    In November 1998, we paid AUS $583,000 (approximately US $370,000) in exchange for all the outstanding shares of Portfolio Management Systems Pty., Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase. This acquisition will provide an international channel for sale of our products and services. Subsequent to the acquisition, we changed the name of this subsidiary to Advent Australia.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

    REVENUES

    Net revenues were $71.0 million, $48.6 million, and $36.7 million in 1998, 1997, and 1996, respectively, representing increases of 46% from 1997 to 1998 and 32% from 1996 to 1997. Our net revenues are derived from license and development fees, maintenance and other recurring revenues, and professional services and other revenues related to our software products. In each of 1998, 1997 and 1996, substantially all of our net revenues were from domestic sales, with international sales representing less than 3% of net revenues. License revenues are derived from the licensing of software products while development fees are derived from development contracts that we have entered into with other companies, including customers and development partners. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of annual maintenance services in subsequent years and revenues derived from client utilization of proprietary interfaces to access pricing and other data supplied by third parties. Professional services and other revenues includes fees for consulting, implementation and integration management, custom programming, training services and semi-annual conferences.

    Axys and its related products and services accounted for the majority of net revenues in 1998, 1997 and 1996. However, we have been successful in increasing multi-product sales by emphasizing our suite of products and, therefore, new products have accounted for an increasing portion of net revenues in all three years.

    Each of the major revenue categories has historically varied as a percentage of net revenues and we expect this variability to continue in future periods. This variability is primarily due to the timing of the introduction of new products, the relative size and timing of individual licenses, as well as the complexity of the implementation, the resulting proportion of the maintenance and professional services components of these license transactions and the amount of client utilization of pricing and related data.

    LICENSE AND DEVELOPMENT FEES. License and development fees revenues were $36.6 million, $23.7 million and $17.0 million in 1998, 1997 and 1996, respectively, representing increases of 54% from 1997 to 1998 and 40% from 1996 to 1997. License and development fees revenues as a percentage of net revenues were 52%, 49% and 46% in 1998, 1997 and 1996, respectively. The relative increase from year to year was primarily due to continued demand for our suite of products and increased development fees. We typically license our products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users. As we carry out larger implementations and continue our Internet Initiative, we may enter into further development contracts through which we earn development fees. In 1998, license revenues also increased due to an increase of multi-product transactions. We expect these transactions to continue to represent a significant proportion of revenues. In addition, to a lesser extent, the acquisition of MicroEdge also contributed to the increase of license and development fees revenues.

    MAINTENANCE AND OTHER RECURRING. Maintenance and other recurring revenues were $25.5 million, $18.0 million and $14.7 million in 1998, 1997 and 1996, respectively, representing increases of 42% from 1997 to 1998 and 23% from 1996 to 1997. Maintenance and other recurring revenues, as a percentage of net revenues, were 36%, 37% and 40% in 1998, 1997 and 1996, respectively. The growth in maintenance and other recurring revenues, in absolute dollars, in all periods was primarily due to a larger customer base and higher average maintenance fees. Higher average maintenance fees are due to the increased complexity of the maintenance services provided and increased client utilization of proprietary interfaces to access pricing and other data supplied by external parties. Our proprietary interfaces enable users of Axys to retrieve critical data from external sources, including pricing, corporate actions, and analytical and fundamental data via interfaces to information vendors, such as Interactive Data. The decrease in maintenance and other recurring revenues as a percentage of net revenues, from year to year, is due to license and development fees revenues increasing at a faster rate. In addition, in 1998, increased demand for implementation management services and the growth of our client base due to multi-product transactions contributed to the increase in maintenance and other recurring revenues. To a lesser extent, the acquisitions we made in 1998 also contributed to the rise in maintenance and other recurring revenues.

    PROFESSIONAL SERVICES AND OTHER. Professional Services and other revenues were $8.9 million, $6.9 million and $5.1 million in 1998, 1997 and 1996, respectively, representing increases of 29% from 1997 to 1998 and 35% from 1996 to 1997. Professional services and other revenues as a percentage of net revenues were relatively stable at 12% for 1998 and 14% for both 1996 and 1997. We expect professional services and other revenue to remain in the range of 12 to 14% as a percentage of net revenue in the future. The increase of $2.0 million from 1997 to 1998 and $1.8 million from 1996 to 1997 was due to additional consulting revenue associated with higher product sales activity and additional interface business resulting from higher market demand for automated interfaces. In 1998, the increase was also attributed to increased consulting fees and, to a lesser extent, the acquisition of MicroEdge.

    COST OF REVENUES

    COST OF LICENSE AND DEVELOPMENT FEES. Cost of license and development fees revenues were $2.9 million, $601,000, and $600,000 in 1998, 1997 and 1996, respectively, representing 8%, 3% and 4% of license and development fees revenues in these periods, respectively. Cost of license and development fees revenue consists primarily of the cost of product media and duplication, manuals, packaging materials and the direct labor involved in producing and distributing our software. The increase from 1997 to 1998 was primarily due to costs associated with increased development fee projects which have a higher cost of revenue.

    COST OF MAINTENANCE AND OTHER RECURRING. Cost of maintenance and other recurring revenues were $6.3 million, $4.8 million and $3.8 million in 1998, 1997 and 1996, respectively, representing 25%, 27% and 26% of maintenance and other recurring revenues in these periods, respectively. These costs are primarily comprised of the direct costs of providing technical support and other services for recurring revenues and the engineering costs associated with product updates. These expenses, in absolute dollars, increased in each year due to increased staffing required to support a larger customer base and more complex implementations. From 1997 to 1998, maintenance and other recurring revenues as a percentage of related revenues decreased due primarily to economies of scale.

    COST OF PROFESSIONAL SERVICES AND OTHER. Cost of professional services and other revenues were $3.9 million, $3.6 million and $2.5 million in 1998, 1997 and 1996, respectively, representing 44%, 53% and 49% of professional services and other revenues in these periods, respectively. These costs consist primarily of personnel related costs of the client services and support organization that are incurred in providing consulting, custom programming, conversions of data from clients' previous systems, and cost of hosting our client conferences. To the extent that such personnel are not fully utilized in consulting, training, conversion or custom programming projects, they are allocated to presales, marketing and engineering activities and the resultant costs are charged to operating expenses. Cost of professional services and other, in absolute dollars, increased year to year due to increase staffing necessary to provide services to an expanded installed base. Cost of professional services as a percentage of related revenues increased in 1997 from 1996 due to the increase in personnel dedicated to accelerating the conversion of existing clients to Axys Release 2. Cost of professional services as a percentage of related revenues decreased in 1998 due primarily to economies of scale.

    OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses were $23.5 million, $15.6 million and $12.4 million in 1998, 1997 and 1996, respectively, representing increases of 51% from 1997 to 1998 and 25% from 1996 to 1997. Sales and marketing expenses, as a percentage of net revenues remained steady at 33%, 32% and 34% in 1998, 1997 and 1996, respectively. Sales and marketing expenses consist primarily of costs of all personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. Sales and marketing expenses increased from 1997 to 1998 due to the continued increase in sales and marketing employees and increased marketing expenses related to new product introductions such as Advent Office, Advent Browser Reporting and Advent Warehouse as well as focused sales and marketing efforts towards our Internet Initiative. The increase from 1996 to 1997 was due to increased headcount and new product introductions.

    PRODUCT DEVELOPMENT. Product development expenses were $12.6 million, $9.4 million and $6.7 million in 1998, 1997 and 1996, respectively, representing increases of 33% from 1997 to 1998 and 40% from 1996 to 1997. Product development expenses as a percentage of net revenues were relatively stable at 18%, 19% and 18% in 1998, 1997 and 1996, respectively. Product development expenses consist primarily of personnel costs as we increase our product development efforts to accelerate the rate of new product introductions. Development costs subsequent to achievement of technological feasibility have not been significant during these periods and, accordingly, all such costs have been expensed as incurred. We expect product development expenses to continue to approximate 18 to 20% of net revenues as we continue to focus on new products and technology.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $7.5 million, $5.1 million and $4.4 million in 1998, 1997 and 1996, respectively, representing increases of 47% from 1997 to 1998 and 16% from 1996 to 1997. General and administrative expenses as a percentage of net revenues were 11% in 1998 and 1997, and 12% in 1996. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. The increase from 1997 to 1998 and from 1996 to 1997 was primarily due to increased staffing. In addition, from 1997 to 1998, the cost of additional leased property to support the growth of the company also contributed to the increase.

    PURCHASED RESEARCH AND DEVELOPMENT AND OTHER. In 1996, we incurred a charge of $5.6 million in connection with the write-off of in-process research and development due to the acquisition of Data Exchange. In May 1998, we issued 170,000 shares of common stock for certain assets of the Grants Management Division of Blackbaud, Inc. and incurred a charge for in-process research and development and other expenses of $5.4 million in connection with this transaction. In November 1998, we incurred a charge for in-process research and development of $3.0 million in connection with the acquisition of Hub Data. In determining the amount of in-process research and development, we engaged an independent valuation firm to conduct an appraisal of the acquired assets. The intangible assets acquired, including in-process research and development expenses, were valued based on estimates of future net cash flows discounted to their present value at risk-adjusted rates of return.

    The in-process research and development charge for Hub Data was determined by estimating the net cash flows from the sale of the resulting projects, discounted to net present value using a 25% discount rate and also assumed that the project was approximately 61% complete.

    The Blackbaud transaction resulted in the acquisition of certain assets, but not an ongoing business. The assets acquired included rights to Blackbaud's 32-bit in-process technology, access to certain Blackbaud source code to be used in developing the new Advent products, a non-compete agreement and access to the Blackbaud customer base. The acquired technology was purchased for use in Advent's research and development "grant management" project and had no alternative future use.

    In September 1998, the Chief Accountant of the SEC expressed concerns about the methodologies many companies were using in determining the amount of in-process research and development. A working group has been formed to study this issue, however at this time it is unknown what guidelines this group will generate and whether these guidelines will differ from the valuation methods traditionally employed. The SEC's concerns appear to focus on excluding from the valuations the costs of any efforts to complete development currently underway and an apportionment of cash flow estimates based on the stage of completion of in-process technology. The methodology used to value the intangible assets acquired in the Hub Data and Blackbaud transactions took into account these concerns raised by the SEC. Accordingly, we believe that the valuation methodology used by the independent appraiser is appropriate.

    INTEREST INCOME, NET

    Interest income, net was $1,442,000, $1,236,000 and $1,165,000 in 1998, 1997
and 1996, respectively. Interest income, net consists of interest income, interest expense and miscellaneous non-operating income and expense items. The increases were due to greater interest income generated in 1997 and 1998 from higher cash and short-term investment balances.

    INCOME TAXES

    We had effective tax rates of 40%, 37% and 163% in 1998, 1997 and 1996, respectively. The effective tax rate in 1996 reflected the impact of the $5.6 million charge for in-process research and development, which was not deductible for tax purposes. Excluding the effect of the charge on the 1996 rate, these rates differ from the federal statutory rate primarily due to state income tax, offset by certain research and development credits.

THREE MONTHS ENDED MARCH 31, 1999 AND MARCH 31, 1998

    REVENUES

    Our net revenues for the first quarter of 1999 increased 44% to $20.2 million, compared with net revenues of $14.0 million for the same period in 1998, reflecting increases in each component of net revenues. License revenue and development fees for the first quarter of 1999 increased 32% to $9.2 million compared with license revenue and development fees of $6.9 million for the first quarter of 1998. The increase in license and development fees was primarily due to increased sales of Advent Office, multi-product transactions and, to a lesser extent, higher development fees. Maintenance and other recurring revenue for the first quarter of 1999 increased 61% to $8.7 million, compared with maintenance and other recurring revenue of $5.4 million for the first quarter of 1998. The increase was due primarily to a larger customer base, the addition of Blackbaud and HubData, and increased demand for implementation management services. Professional services and other revenue for the first quarter of 1999 increased 38% to $2.4 million, compared with professional services and other revenue of $1.7 million for the first quarter of 1998. The increase was primarily due to higher product sales activity, additional interface business resulting from higher market demand for automated interfaces and increased consulting fees.

    COST OF REVENUES

    Our cost of revenues for the first quarter of 1999 increased 46% to $4.1 million, compared with cost of revenues of $2.8 million for the first quarter of 1998. Cost of revenues as a percentage of net revenues was relatively stable at 20% for the three months ended March 31, 1999 and 1998. Cost of license and development fees increased 44% to $748,000 in the first quarter of 1999 from $521,000 in the first quarter of 1998. The increase in cost of license and development fees is directly related to the increase in license and development fees revenue. Cost of license and development fees as a percentage of the related revenues remained stable at 8% in the first quarter of 1999 compared to the same period in 1998. We expect cost of license and development fees to approximate 6 to 9% of license and development fees revenue in the future. Cost of maintenance and other recurring revenues increased 52% to $2.3 million for the first quarter of 1999 from $1.5 million for the first quarter of 1998. This increase was due to increased staffing required to support a larger customer base and more complex implementations. Cost of maintenance and other recurring revenues as a percentage of the related revenues decreased to 26% in the first quarter of 1999 from 28% in the first quarter of 1998. The decrease was due primarily to economies of scale. We expect cost of maintenance to approximate 25 to 31% of maintenance and other recurring revenues in the future. Cost of professional services and other revenue increased 36% to $1.1 million for the first quarter of 1999, compared with $820,000 for the same period in 1998. The increase was primarily due to increased staffing necessary to provide services to an expanded installed base. Cost of professional services and other revenue as a percentage of the related revenues remained relatively stable at 47% in the first quarter of 1999 and in the first quarter of 1998. We expect cost of professional services and other revenue to approximate 43 to 47% in the future.

OPERATING EXPENSES

    SALES AND MARKETING. Our sales and marketing expenses for the first quarter of 1999 increased 37% to $6.9 million, compared with sales and marketing expenses of $5.1 million for the first quarter of 1998. The increase in expense for the three months ended March 31, 1999 was primarily due to an increase in sales and marketing personnel and expenses resulting from the marketing of Advent Office and Advent Warehouse as well as focused sales and marketing efforts towards our Internet Initiative. Sales and marketing expenses as a percentage of net revenues decreased to 34% from 36% in the first quarter of 1999 compared to the first quarter of 1998. The decrease was primarily due to economies of scale. We expect sales and marketing expenses to approximate 33 to 36% of net revenues throughout the year.

    PRODUCT DEVELOPMENT. Our product development expenses for the first quarter of 1999 increased 43% to $3.8 million, compared with product development expenses of $2.7 million for the first quarter of 1998. Product development expenses increased primarily due to an increase in personnel as we increased our product development efforts to accelerate the rate of product enhancements and new product introductions. Product development expenses as a percentage of net revenues remained stable at 19% for the first quarter of 1999 compared to the first quarter of 1998. We expect product development expenses to continue to approximate 18 to 20% of net revenues as we continue to focus on new products and technology.

    In November 1998, we acquired Hub Data, Inc., a provider of securities information to investment management organizations. As a result of the acquisition, we incurred a one-time in-process research and development, or IPR&D, charge of $3.0 million. In determining the IPR&D, we allocated the estimated cash flows of the projects between the total development work as of the date of the acquisition and the work to be accomplished subsequent to the acquisition. Currently, we have made progress on the development efforts associated with the Hub Data products. In addition, the revenue and costs associated with the in-process technology have been materially consistent with the assumptions we used in the valuation. Since the valuation was based on our estimates of market potential, product introductions, and technology trends, we will periodically assess our estimates related to the valuation model to determine if the assets acquired have been impaired. If we determine that there has been impairment, there could be additional charges to operations.

    GENERAL AND ADMINISTRATIVE. Our general and administrative expenses for the first quarter of 1999 increased 28% to $2.3 million, compared with general and administrative expenses of $1.8 million for the first quarter of 1998. The increase was due to increased staffing to support our growth. General and administrative expenses as a percentage of net revenues remained relatively stable at 12% for the first quarter of 1999 and in the first quarter of 1998. We expect general and administrative expenses to approximate 10 to 13% of net revenues in the future.

INTEREST INCOME, NET

    Our interest income, net for the first quarter of 1999 increased 8% to $370,000, compared with interest income, net of $343,000 for the first quarter of 1998. The increase was due to greater interest income generated from higher cash and short-term investment balances.

INCOME TAXES

    For the three months ended March 31, 1999 we recorded a tax provision of $1.0 million based on our pretax income using an effective tax rate of 34%, which is our anticipated effective tax rate for the fiscal year 1999. The actual effective tax rate for the entire fiscal year could vary substantially depending on actual results achieved. The effective tax rate for the three months ended March 31, 1998 was 36%. We had an effective tax rate of 40% for fiscal 1998. The effective tax rate in 1998 was higher due to certain expenses from acquisitions that were not included in the calculation of the income tax provision partially offset by the implementation of a tax planning strategy in the third quarter.

SELECTED QUARTERLY OPERATING RESULTS

    The following tables set forth certain unaudited quarterly consolidated statement of operations, for each of the five quarters in the period ended March 31, 1999. The information for each of these quarters has been derived from unaudited consolidated financial statements that, in the opinion of management, incorporate, all necessary adjustments (consisting of normal recurring adjustments) required to present fairly the unaudited consolidated quarterly results when read in conjunction with our annual audited consolidated financial statements and the notes to the consolidated financial statements. These operating results are not necessarily indicative of the results of any future period.

                                                                     THREE MONTHS ENDED,
                                            ----------------------------------------------------------------------
                                              MAR. 31,                     SEPT. 30,      DEC. 31,      MAR. 31,
                                                1998      JUNE 30, 1998      1998           1998          1999
                                            ------------  -------------  -------------  ------------  ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License and development fees............   $    6,934    $     8,603     $   9,650     $   11,400    $    9,156
  Maintenance and other recurring.........        5,396          5,796         6,460          7,887         8,697
  Professional services and other.........        1,719          2,307         2,494          2,351         2,367
                                            ------------  -------------  -------------  ------------  ------------
    Net revenues..........................       14,049         16,706        18,604         21,638        20,220
Cost of revenues:
  License and development fees............          521            634           777            999           748
  Maintenance and other recurring.........        1,505          1,527         1,526          1,702         2,284
  Professional services and other.........          820            943         1,024          1,085         1,113
                                            ------------  -------------  -------------  ------------  ------------
    Total cost of revenues................        2,846          3,104         3,327          3,786         4,145
                                            ------------  -------------  -------------  ------------  ------------
Gross margin..............................       11,203         13,602        15,277         17,852        16,075
Operating Expenses:
  Sales and marketing.....................        5,089          5,692         5,955          6,729         6,947
  Product development.....................        2,661          3,009         3,250          3,662         3,814
  General and administrative..............        1,831          1,634         1,784          2,284         2,340
  Amortization of intangibles.............           --             --            --             --           383
  Purchased research and development and
    other.................................           --          5,422            --          3,018            --
                                            ------------  -------------  -------------  ------------  ------------
    Total operating expenses..............        9,581         15,757        10,989         15,693        13,484
                                            ------------  -------------  -------------  ------------  ------------
Income from operations....................        1,622         (2,155)        4,288          2,159         2,591
Interest income, net......................          343            388           352            359           370
                                            ------------  -------------  -------------  ------------  ------------
Income before income taxes................        1,965         (1,767)        4,640          2,518         2,961
Provision for income taxes................          707           (185)        1,578            856         1,007
                                            ------------  -------------  -------------  ------------  ------------
Net income (loss).........................   $    1,258    $    (1,582)    $   3,062     $    1,662    $    1,954
                                            ------------  -------------  -------------  ------------  ------------
                                            ------------  -------------  -------------  ------------  ------------
Diluted net income (loss) per share.......   $     0.15    $     (0.20)    $    0.35     $     0.19    $     0.21
                                            ------------  -------------  -------------  ------------  ------------
                                            ------------  -------------  -------------  ------------  ------------
Shares used in diluted per share
  calculations............................        8,489          8,022         8,782          8,805         9,139
                                            ------------  -------------  -------------  ------------  ------------
                                            ------------  -------------  -------------  ------------  ------------
Basic net income (loss) per share.........   $     0.16    $     (0.20)    $    0.38     $     0.20    $     0.24
                                            ------------  -------------  -------------  ------------  ------------
                                            ------------  -------------  -------------  ------------  ------------
Shares used in basic per share
  calculations............................        7,903          8,022         8,162          8,193         8,310
                                            ------------  -------------  -------------  ------------  ------------
                                            ------------  -------------  -------------  ------------  ------------

LIQUIDITY AND CAPITAL RESOURCES

    Cash and short-term investments totaled $44.7 million at March 31, 1999 compared with $43.3 million at December 31, 1998. The increase in cash and short-term investments was primarily due to cash provided by operating activities. Although net income was $700,000 higher in the first quarter of 1999 compared with the first quarter of 1998, net cash provided by operating activities decreased to $1.5 million in the quarter ended March 31, 1999 compared with $3.3 million in the quarter ended March 31, 1998. The decrease is primarily due to a reduction in accrued liabilities of $876,000 in the first quarter of 1999 compared with an increase of $462,000 in the first quarter of 1998. Additionally, there was a reduction in income taxes payable during the first quarter of 1999 of $861,000 while income taxes payable increased by $529,000 in the first quarter of 1998. Also, in the first quarter of 1999 deferred revenues contributed $429,000 of operating cash, while in the first quarter of 1998, deferred revenues contributed $1.3 million.

    Net cash used in investing activities was $1.6 million and $2 million for the quarters ended March 31, 1999 and 1998, respectively. Activity in both periods was primarily due to the acquisition of fixed assets for the buildout of additional leased properties.

    Net cash provided by financing activities was $1.6 million and $681,000 for the quarters ended March 31, 1999 and 1998, respectively. The activity in both periods was primarily due to proceeds from the exercise of employee stock options.

    We believe that our existing cash and short-term investments and cash expected to be generated from operations will be sufficient to meet our anticipated cash and capital requirements at least through 1999.

IMPACT OF YEAR 2000 ISSUE

    To the best of our knowledge, the products we currently license have been designed to be and continue to be Year 2000 Compliant. Year 2000 Compliant means that our products will continue to operate substantially in accordance with published documentation on and after January 1, 2000. However, some of the computer programs used in our internal operations may not be Year 2000 Compliant as these programs rely on time-sensitive software that was written using two digits rather than four to identify the applicable year. These programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    We have outlined a four-stage plan to comply with Year 2000 processing standards: assessment, renovation, validation and implementation. The assessment phase involves identifying the problem, identifying all systems at risk, prioritizing and developing contingency plans and identifying potential solutions and costs. The renovation phase involves applying the fixes to the identified problems and re-evaluating contingency plans once fixes have been made. The validation phase requires testing the fixes either by paper study or by a dry run of day-to-day activities. Implementation is the final phase in which we identify training needs, establish a training plan and start training people to properly execute the contingency plans. It is our intent to complete this process by late 1999.

    We are currently in the renovation phase, having replaced phone equipment identified with Year 2000 problems and scheduled replacement of one computer server. Our next step is to re-evaluate contingency plans, test the fixes, and evaluate the most reasonably likely worst case scenario. We anticipate this phase of the plan will be completed by early third quarter. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. We found that two servers and miscellaneous software need to be upgraded and phone switches need to be replaced at a cost of approximately

$100,000. Costs for replacing most software have been insignificant as most are under maintenance contracts or under warranty. To date, we have spent $56,000 on replacement of phone equipment and plan to spend another $30,000 on the server replacement. To date, we have spent approximately $30,000 on reallocation of personnel resources for the Year 2000 issue. In addition, we expect to reallocate additional personnel resources, at a cost of approximately $45,000, to attend to this matter. We believe any other modifications deemed necessary will be made on a timely basis and estimate that the cost of such modifications will not have a material effect on our operating results.

    Our expectation as to the extent and timeliness of modifications required in order to achieve Year 2000 compliance is a forward-looking statement subject to risks and uncertainties. Actual results may vary materially as a result of a number of factors, including, among others, those described in this paragraph. There can be no assurance that we will be able to successfully modify on a timely basis such products, services and systems to comply with Year 2000 requirements, nor that our contingency plans will prove effective in the event that we fail to achieve Year 2000 Compliance, nor that the cost of such procedures will not exceed original estimates, any of which could have a material adverse effect on our operating results. Additionally, we have initiated communications with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by us to identify and, to the extent possible, to resolve issues involving the Year 2000 problem. However, we have limited or no control over the actions of these third party suppliers. Thus, while we expect that they will be able to resolve any significant Year 2000 problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 problems with these systems before the occurrence of a material disruption to the business of ours or any of their customers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on our business, financial condition, and results of operations. Additionally, during the next twelve months there is likely to be an increased customer focus on addressing Year 2000 issues, creating the risk that customers may reallocate capital expenditures to fix year 2000 problems of existing systems and may also delay implementation of any new software until sometime after January 1, 2000. Although we have not experienced the effects of such a trend to date, if customers defer purchases of our software because of such a reallocation, it could adversely effect our operating results.

NEW ACCOUNTING PRONOUNCEMENTS

    In June of 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. We will adopt SFAS No. 133 as required for our first quarterly filing of fiscal year 2001.

    In December 1998, the Accounting Standards Executive Committee (AcSEC) released Statement of Position 98-9, or SOP 98-9, Modification of SOP 97-2, "Software Revenue Recognition," with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence (VSOE) of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied.

    The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We are evaluating the requirements of SOP 98-9 and the effects, if any, on the our current revenue recognition policies.

                                    BUSINESS

OVERVIEW

    We are a leading provider of Enterprise Investment Management, or EIM, solutions that automate and integrate mission-critical functions for investment management professionals.

    Advent Office, our suite of integrated products, addresses the demand for software products that automate, simplify and integrate functions for investment management by automating and integrating work and data flows across the entire investment management enterprise. Advent Office helps reduce client costs, improve the accuracy of client information and enable our clients to provide enhanced customer service.

INDUSTRY BACKGROUND

    The investment management business includes a range of organizations that manage investment portfolios, including investment advisors, brokerage firms, banks and hedge funds. In addition, corporations, public funds, foundations, universities and non-profit organizations manage investment portfolios and perform similar portfolio management functions. Recently, the investment management industry has experienced significant growth which, in combination with other factors, has led to increasing demand for software products that automate, simplify and integrate functions within investment management organizations. This increasing demand is driven by several industry dynamics. Financial assets under management have increased substantially during the last decade. As the value of total financial assets under management has increased, there has been a substantial increase in the number of investment management organizations and a steady introduction of increasingly sophisticated financial instruments. As a result, investment managers are faced with increasingly complicated portfolio accounting and management requirements. Investment management organizations are subject to extensive and evolving industry standards and government regulations. These dynamics have increased the volume and complexity of information and data flows within investment management organizations and between such organizations and third parties, such as brokerage firms, clients, custodians, banks, pricing services and other data providers. Consequently, investment management organizations require more sophisticated and integrated software products for their front, middle and back offices. Front office includes the marketing and customer relationship management aspect of dealing with customers; middle office focuses on trade order management and trading workflow; and the back office includes the accounting functions of the organization. In order to operate efficiently within this environment, investment management organizations must automate and integrate their mission-critical and labor-intensive functions, including (i) investment decision support and client relationship management, (ii) order management and trading and (iii) portfolio accounting, performance measurement, report generation and compliance. Investment management organizations historically have relied on internally developed systems, timesharing services or simple spreadsheet-based systems to manage information flows. Due to inherent limitations in each of these types of systems, investment management organizations are demanding highly functional, easy-to-use, scalable, cost-effective and flexible software applications that automate and integrate their mission-critical business functions.

SOFTWARE PRODUCTS

    We offer an integrated suite of software products for automating and integrating work and data flows across the investment management organization, as well as the information flows between the investment management organization and external parties. Our products are intended to reduce client costs, improve the accuracy of client information and generally enable clients to improve the service they provide to their customers rather than focusing on operational details. Each software component in the Advent Office suite focuses on certain mission-critical functions of the investment management organization. Each Advent Office implementation is tailored to meet the needs of a particular market segment, as determined by size, assets under management and complexity of the investment environment. In addition, we believe that our Enterprise Investment Management, or EIM, solution is well suited for the investment management functions of corporations, public funds, partnerships, foundations, universities and non-profit organizations.

    An Enterprise Investment Management solution is an evolutionary process which encompasses three phases:

    - Investment Process Integration--involves the integration of front-, mid-, and back-office components with each other as well as with standard productivity applications such as Microsoft Word-Registered Trademark- and Excel-Registered Trademark-. This integration eliminates ineffective communication between processes, minimizes processing errors, and enables growth by reducing bottlenecks within the company.

    - Data Collection and Reconciliation--enables the investment firm to integrate the external data regarding pricing and settlements so that the firm can quickly and efficiently settle transactions and monitor performance in an automated fashion.

    - Customer Responsiveness--incorporates the capability for more effective communication with customers related to their needs and holdings with the firm. This capability also enables decision makers for the firm to have timely access to information in order to make more effective decisions on behalf of the clients.

BACK OFFICE

    We offer three portfolio accounting and management systems: Axys, Advent Partner and Geneva, each targeted at a different market segment, to automate the back office functions.

    AXYS, our core product, introduced in 1993, is a highly functional portfolio accounting and management system targeted towards investment management organizations of all sizes. Axys provides investment professionals with broad portfolio accounting functionality, timely decision support, sophisticated performance measurement and flexible reporting. Specifically, clients can record, account for and report on a variety of investment instruments, including equities, fixed income, mutual funds and cash. Axys users gain access on demand to portfolio holdings, asset allocation, realized and unrealized gains and losses, actual and projected income and other valuable data. Portfolio performance can be measured for individual portfolios or related groups, and for any specified time period. Investment professionals can choose from over 200 pre-defined reports with flexible "as-of" reporting, which can be customized as to formats and fonts. Clients can easily generate fully customized reports with the assistance of the Axys Report Writer. Clients can also produce presentation-quality graphics via an integrated link with Microsoft Excel's charting capability. In addition, Axys offers integrated multicurrency capabilities which, among other things, allows reports to be restated in any currency, tracks reclaimable foreign withholding tax, and can identify components of return attributable to market prices versus currency rate fluctuations.

    Axys also provides integration with a variety of investment tools and data. These include (i) trade order management via Moxy, (ii) pricing, corporate actions, analytics and fundamental data via interfaces to data vendors, (iii) automatic data entry and reconciliation of trades with interfaces to the Depository Trust Corporation (DTC), brokerage firms and custodians (iv) integrating through the Internet via our custodial data service and software, and (v) Internet reporting via the Advent Browser Reporting service, our Internet reporting service.

    ADVENT PARTNER, introduced in December 1996, is an investment partnership allocation solution which integrates with Axys. This product is specifically designed for hedge funds, venture funds and limited investment partnerships who face the complex and time-consuming task of consistently and accurately accounting for and reporting on partnership tax allocation and other activities. The

Windows-based system tracks partner-specific information, handles the complexities of allocating realized and unrealized gains for tax purposes, allocates performance incentive fees, provides on-demand partner and partnership reporting on an economic or tax allocation basis and streamlines the production of partnership tax returns (K-1's).

    GENEVA, introduced to target organizations in 1995 and made commercially available in October 1997, is a high-end portfolio management system designed to meet the needs of large, global investment management organizations with complex, international accounting requirements. Geneva offers feature-rich global accounting, extensive reporting and sophisticated multicurrency capabilities. In addition, Geneva's highly flexible design allows users to add newly created financial instruments and tailor accounting treatments to their specific needs.

    REX, introduced in the second quarter of 1997, is the Advent Office solution for reconciliation management. REX is integrated with Axys and is designed for firms that want to electronically reconcile their Axys information against their custodial information. REX automates matching and helps users identify exceptions, correct or add transactions to their portfolios or communicate and track changes required by their custodian.

    ADVENT WAREHOUSE, introduced in 1998, is a complete data warehouse solution designed to allow investment professionals to readily access investment data regardless of how the data was created or maintained, without impacting the performance of their high volume transaction-based Advent Office systems. Relational technology and data warehousing tools provide an open environment for ad hoc decision support and customized reporting on enterprise wide investment information. Investment professionals can take advantage of the sea of information captured during the investment process to improve client service and gain competitive advantage.

    ADVENT BROWSER REPORTING FOR INVESTORS, introduced in 1998, allows investment managers to post Axys reports to a secure website where their clients can access these reports 24 hours a day, 7 days a week. ADVENT BROWSER REPORTING FOR ENTERPRISE USERS allows investment professionals the ability to access Axys from remote locations via the Internet and run Axys reports as if they were in their office.

MIDDLE OFFICE

    MOXY, introduced in 1995, automates and streamlines the trading and order management process. Moxy can be integrated with any portfolio accounting system, facilitates accurate trade order management and preparation, tracks trade order status, automates the allocation of block trades across multiple portfolios and electronically interfaces with Axys to provide an integrated solution. Moxy supports fixed income, mutual funds and equity trading and offers multicurrency capabilities. Moxy enables investment managers to accurately adjust portfolio holdings, rebalance portfolios against models, interactively assess "what-if" scenarios and automatically create orders to be executed. For traders, Moxy tracks cash and positions during the trading day, enables the accurate preparation of block trades and internal electronic trade tickets, facilitates compliance with investment restrictions and trading requirements and minimizes trading errors. Moxy also allows traders and others to view the status of orders via customizable screens and maintain an electronic audit trail of the trade process. Moxy automates the allocation process of partial and complete executions and allows the user to send allocation results by fax directly from the computer to brokers and banks. Moxy allows clients using OASYS, an electronic allocation system, to communicate allocations to brokers electronically. Moxy also provides Internet-ready electronic order routing based on the industry standard FIX messaging protocol so that Moxy users can route trades electronically to any FIX-compliant broker or crossing network that supports the Internet or other TCP/IP connections. In the future, Moxy will have additional electronic links that instantly communicate trade and allocation information to brokers and custodians. Moxy electronically posts allocated trades into Axys on demand, eliminating time-consuming and error-prone manual entry.

FRONT OFFICE

    QUBE, introduced in 1995, is designed to help securities professionals develop and improve client relationships by automating scheduling, client communications and client data. For example, Qube enables investment professionals to interactively screen client investment profiles and notes of conversations to identify appropriate candidates for various investment opportunities. In addition, Qube can be used to enhance direct marketing campaigns by matching clients with market opportunities. Qube captures extensive investment profile information, has on-line query capability, networking features and mail merge capabilities and facilitates information sharing across professionals in an office. Moreover, Qube is designed to be integrated with Axys, allowing users to provide accurate and timely portfolio information to clients.

    ADVENT BROWSER REPORTING FOR DECISION MAKERS, introduced in 1998, puts the power of data analysis on the portfolio managers desktop via the Internet. Using On-line Analytical Processing (OLAP) tools, investment data can be sliced and diced to improve the decision making process.

GRANTS MANAGEMENT

    Advent's wholly-owned subsidiary, MicroEdge, acquired in February 1998, provides grants management systems. GIFTS FOR WINDOWS is a proposal tracking and grants management system that allows the user to retrieve and classify requests, generate personalized letters, manage contracts, schedule and monitor activities and maintain complete organization history track payments, contingencies and reports due. This software product is primarily used by the philanthropic community such as foundations, corporations and other organizations to manage their grant-making activities.

MAINTENANCE SUPPORT AND DATA INTERFACES

    Advent earns recurring revenues by offering a choice of maintenance contracts and by providing proprietary interfaces to external sources of critical data. These interfaces allow clients to (1) download pricing, corporate actions and other data from third party vendors such as Interactive Data, a wholly owned indirect subsidiary of Pearson plc, and (2) interface with DTC, certain brokerage firms and custodians for trading activity. Advent continually analyzes the ongoing external data needs of its clients and expects to offer new data products in the future. Many of Advent's clients use Advent's proprietary interface to electronically retrieve pricing and other data from Interactive Data. Interactive Data pays Advent a commission based on Interactive Data's revenues from providing such data to Advent's clients.

    In November 1998, Advent acquired Hub Data, which consolidates securities information and data from various third party providers such as Muller Data, J.J. Kenny, Interactive Data and others, and provides services to a range of financial institutions via electronic interfaces to many portfolio software systems.

    Due to the mission-critical nature of Advent's products, many clients purchase annual maintenance contracts which entitle them to technical support and product upgrades as they become available. Advent continually upgrades and enhances its products to respond to changing market needs, evolving regulatory requirements and new technologies.

INTERNET INITIATIVE

    Advent believes that the Internet can be a low-cost communications platform to integrate external information into Advent products, thereby providing Advent clients with straight through processing of business information. To take advantage of the Internet, Advent has launched an Internet Initiative whereby it is developing services, both announced and unannounced, to bring Internet-based products and services to clients. The first of these services, REX, was launched during the second quarter of

1997. Using the Internet, Advent's REX consolidates communication and information from all participating custodians, enabling Advent clients to quickly and easily reconcile transactions and holdings with a click of the mouse. The second is Advent Browser Reporting, introduced in 1998. Advent Browser Reporting is a reporting component of Advent Office, which provides users the ability to access Advent Office information through a web browser. In May 1999, we introduced Advent Corporate Actions, an enterprise-wide notification service that automates and simplifies the process of tracking corporate actions such as mergers, spin-offs and bankruptcies.

    From time to time, as Advent begins development of new products and services, including its Internet Initiative, it plans to continue to enter into development agreements with information providers, clients, or other companies in order to accelerate the delivery of new products and services.

PROFESSIONAL SERVICES

    Professional services consist of consulting, implementation management, integration management, custom programming, and training. To ensure a successful product implementation, consultants assist clients with the initial installation of a system, assist in the conversion of the client's historical data and provide ongoing training and education. Consulting services may be required for as little as two days for small systems or up to many weeks for large implementations. Advent believes that its consulting services facilitate a client's early success with its products, strengthen the relationship with the client and generate valuable feedback for Advent.

    Implementation management provides a single point-of-contact who will work closely with our client's project team to plan the implementation, optimize the use of Advent products, coordinate Advent resources, advocate on their behalf, and minimize schedule delays and project risks. Additionally, an Implementation Manager will document the implementation from planning through production.

    Integration management provides services in implementations with more complex needs. Integration Managers work with the clients during implementation to integrate their systems and workflows with Advent products. The services include: development of custom interfaces from back-office systems to Advent's Axys and Moxy products, configuration and management of large volumes of data, and strategies for deployment of Advent products for distributed sites.

    Advent provides its clients with custom programming services that enable clients to tailor end-user reports to their own specifications. Advent also provides training sessions to its clients at various sites across the country.

CLIENTS

    Advent's clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations. At present, Advent has licensed its products to over 5,400 institutions in 36 countries for use by more than 60,000 concurrent users.

SALES AND MARKETING

    SALES

    Advent sells its products and services primarily through a direct sales organization comprised of field sales and telesales representatives. Advent's field sales force is organized by geographic region and is primarily responsible for selling Advent Office to mid-sized and large investment management organizations. Advent has sales offices in San Francisco, CA, New York, NY and Cambridge, MA. Advent's telesales organization is primarily focused on selling Advent's products to existing Axys clients and small and mid-sized investment management organizations. Advent's telesales representatives are located in San Francisco, New York, Cambridge, MA and Melbourne, Australia. Advent's sales force is supported by extensive ongoing product and sales training.

    MARKETING

    The marketing department is responsible for assessing market opportunities, product planning and management and specific sales support. In addition to its traditional marketing functions, the marketing organization is actively involved in a process called "Market Validation," using a system of interaction with and input from potential and existing clients, product development, sales and client services and support departments to define the scope, features and functionality of new products and product upgrades. In addition, product managers are responsible for all phases of a product life cycle from product development through product introduction and beyond. The marketing department is also responsible for corporate marketing, including generating client leads, targeted direct mail campaigns, seminars, advertising, trade shows and conferences and public relations efforts and also provides the sales force with appropriate written and electronic materials to use during the sales process.

PRODUCT DEVELOPMENT

    In recent years, Advent has substantially increased its product development expenditures in order to accelerate the rate of new product introductions, incorporate new technologies and sustain the quality of its products. In 1998, 1997, and 1996, Advent's product development expenditures were approximately $12.6 million, $9.4 million, and $6.7 million, respectively. In addition to engineering, quality assurance and documentation, Advent's product development activities include the identification and validation of product specifications.

    Advent's new products and product upgrades require varying degrees of development time, depending upon the complexity of the accounting requirements and securities regulations which they are intended to address, as well as the number and type of features incorporated. Advent has primarily relied upon the internal development of its products. Advent has in the past acquired, and may again in the future acquire, additional technologies or products from third parties or consultants. Advent intends to continue to support industry standard operating environments, client/server architectures and network protocols.

    We may not be successful in developing, introducing and marketing new products or product enhancements on a timely and cost effective basis, or at all, and our new products and product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. Delays in the commencement of commercial shipments of new products or enhancements may result in client dissatisfaction and delay or loss of product revenues. If we are unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or client requirements, or if new products or new versions of existing products do not achieve market acceptance, our business would be seriously harmed. In addition, Advent's ability to develop new products and product enhancements is dependent upon the products of other software vendors, including certain system software vendors, such as Microsoft Corporation, database vendors and development tool vendors. If the products of such vendors have design defects or flaws, or if such products are unexpectedly delayed in their introduction, Advent's business could be seriously harmed. Software products as complex as those offered by Advent may contain undetected defects or errors when first introduced or as new versions are released. Although we have not experienced adverse effects resulting from any software errors, we cannot assure you that, despite testing by Advent and its clients, defects or errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could seriously harm Advent's business.

COMPETITION

    The market for investment management software is segmented by the relative size of the organizations that manage investment portfolios. The market in each segment is intensely competitive and highly fragmented, subject to rapid change and highly sensitive to new product introductions and marketing efforts by industry participants. Advent's competitors include providers of software and related services as well as providers of timeshare services. Competitors vary in size, scope of services offered and platforms supported. In addition, we compete indirectly with existing and potential clients, many of whom develop their own software for their particular needs and therefore may be reluctant to license software products offered by independent vendors such as Advent. With respect to the market for our portfolio accounting products, we currently compete primarily with Shaw Data, a division of SunGard Data Systems, Inc., Thomson Financial, a division of The Thomson Corporation, and with a number of other smaller companies. We believe that the principal competitive factors affecting our market include product performance and functionality, ease of use, scalability, ability to integrate external data sources, product and company reputation, client service and support and price. We may not compete successfully against current and future competitors, and competitive pressures could result in price reductions, reduced operating margins or the loss of market share.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    Our success is dependent in part on our ability to protect our proprietary technology. We rely on a combination of copyright and trademark laws, trade secrets, software security measures, confidentiality agreements and license agreements to establish and protect our proprietary rights and our software. We have registered trademarks including our "Advent" name and logo. We will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality agreements with our employees and with our resellers and customers. Despite these efforts, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents, and existing copyright laws afford only limited protection. In addition, we cannot be certain that others will not develop substantially equivalent or superseding proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. Furthermore, confidentiality agreements between us and our employees or any license agreements with our clients may not provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of it. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. Accordingly, we may not be able to protect our proprietary software against unauthorized third party copying or use, which could significantly harm our business.

EMPLOYEES

    As of December 31, 1998, Advent had 481 full-time employees, including 54 in sales, 75 in professional services, 43 in marketing, 129 in product development, 109 in client services and support and 71 in finance, administration, operations and general management. Advent believes that it maintains competitive compensation, benefits, equity participation and work environment policies to assist in attracting and retaining qualified personnel. Advent's success depends to a significant extent upon a limited number of members of senior management and other key employees, including Stephanie DiMarco, Advent's Chairman of the Board and Chief Executive Officer. The loss of the service of one or more senior managers or other employees could have a material adverse effect upon Advent's business, operating results and financial condition. None of Advent's employees is represented by a labor union. Advent has not experienced any work stoppages and considers its relations with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following executive officers and directors of Advent, and their ages and positions as of March 27, 1999, are as follows:

NAME                                   AGE                          POSITION(S)
---------------------------------      ---      ----------------------------------------------------
Stephanie G. DiMarco.............          41   Chairman of the Board and Chief Executive Officer

Peter M. Caswell.................          42   President and Chief Operating Officer

Lily S. Chang....................          50   Executive Vice President and Chief Technology
                                                  Officer

Irv H. Lichtenwald...............          43   Senior Vice President, CFO and Secretary

Ted Puryear......................          53   Senior Vice President, Sales

Frank H. Robinson................          55   Director

Wendell G. Van Auken.............          54   Director

William F. Zuendt................          52   Director

Monte Zweben.....................          35   Director

    Ms. DiMarco founded Advent in June 1983 and, since such date, has served as Chief Executive Officer. She became Chairman of the Board in September 1995. In addition, she served as President until April 1997, when Peter Caswell was promoted to President and Chief Operating Officer. Ms. DiMarco holds a B.S. in Business Administration from the University of California at Berkeley.

    Mr. Caswell joined Advent in December 1993 as Vice President, Sales and Professional Services. In 1996 Mr. Caswell took on responsibility for Advent's marketing efforts and was promoted to Senior Vice President. In April 1997, Mr. Caswell became President and Chief Operating Officer. From May 1986 to December 1993, Mr. Caswell held various management positions, including Vice President and General Manager, Western Region, with Dun & Bradstreet Software Services, Inc. and its predecessor, Management Science America, Inc., a supplier of computer software for finance, marketing, manufacturing and human resource functions. Mr. Caswell holds a diploma in Management Studies (M.B.A. equivalent) and a Higher National Diploma in Agriculture (B.S. equivalent) from Seale Hayne College in England.

    Ms. Chang joined Advent in May 1993 as Vice President, Technology. In April 1997, Ms. Chang was promoted to Executive Vice President, Technology and was also named Chief Technology Officer. From July 1989 to May 1993, Ms. Chang held various positions, including Vice President, Strategic Accounts and Vice President of Oracle Financial Applications, with Oracle Corporation, a software licensing and consulting business. Ms. Chang holds a B.S. in Biochemistry from Taiwan University.

    Mr. Lichtenwald joined Advent in March 1995 as Chief Financial Officer. From February 1984 to March 1995, Mr. Lichtenwald served as Chief Financial Officer of Trinzic Corporation, a computer software developer, and its predecessor Aion Corporation. From February 1982 to February 1984, he served as controller of Visicorp, a computer software developer. Mr. Lichtenwald holds an M.B.A. from the University of Chicago and a B.B.A. from Saginaw Valley State College. Mr. Lichtenwald is a Certified Public Accountant.

    Mr. Puryear joined Advent in December 1994 as Director Client Sales. In July 1998, Mr. Puryear was promoted to Senior Vice President, Sales with responsibility for sales to Advent's client base, new business development and Telemarketing. Before joining Advent, he was with Oracle Corporation and was responsible for their Western Sales Telesales' organization. Mr. Puryear has 14 years of software and technology experience as well as two years in the investment management industry with PaineWebber, Inc. Prior to his business career he was a pilot in the U.S. Air Force and received a Bachelor of Science degree at the U.S. Air Force Academy in 1969.

    Mr. Robinson has been a director of Advent since February 1985. Since 1982, Mr. Robinson has been a Management Consultant specializing in the development of technology-based products and services. Mr. Robinson holds an M.B.A. and a B.A. in Physics from the State University of New York at Buffalo.

    Mr. Van Auken has been a director of Advent since September 1995. Mr. Van Auken has been a general partner of Mayfield Fund, a venture capital firm, since 1986. Mr. Van Auken holds an M.B.A. from Stanford University and a B.E.E. from Rensselaer Polytechnic Institute. Mr. Van Auken is a director of Montgomery Street Income Securities, Inc., an investment company.

    Mr. Zuendt became a director of Advent in August 1997. Mr. Zuendt retired as President and Chief Operating Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, in 1997. Mr. Zuendt joined Wells Fargo in 1973 with responsibility for its computer systems and operations. Throughout the 1980's, he directed Wells Fargo's retail banking business and was elected President in 1994. Mr. Zuendt earned a B.S. degree in Mathematics from Rensselaer Polytechnic Institute and an M.B.A. degree from Stanford University. Mr. Zuendt is a director of 3Com Corporation, a global data networking company; TriStrata Security Inc., an information security management company; and PanOceanic Bulk Carriers Limited, an international dry bulk cargo shipping company.

    Mr. Zweben became a director of Advent in November 1997. He has served as Chief Executive Officer of Blue Martini Software, a leading provider of Internet Merchandising Solutions, since June 1998. Mr. Zweben founded Red Pepper Software in 1992 and served as Chief Executive Officer, President and Chairman until its $250 million merger with PeopleSoft in December of 1996. Prior to starting Red Pepper, Mr. Zweben co-managed the principal artificial intelligence lab at NASA's Ames Research Center. Mr. Zweben received an M.S. degree in Computer Science and Industrial Management at Carnegie-Mellon University.

                              SELLING STOCKHOLDER


    The only stockholder selling in the offering is the DiMarco/Harleen Revocable Trust. As of June 1, 1999, this selling stockholder beneficially owned approximately 995,000 shares of common stock, which is equal to approximately 12.0% of the outstanding shares of our common stock. After the sale of 100,000 shares in this offering, the trust will own approximately 9.4% of the outstanding shares of our common stock. If the underwriters' overallotment option is exercised in full, the trust will sell an additional 195,000 shares, after which it will own approximately 7.4% of the outstanding shares of our common stock.


    The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty (60) days of March 5, 1999 through the exercise of any stock option or other right. Ms. DiMarco is a trustee of the trust. She is also our Chairman of the Board and Chief Executive Officer. Of the shares beneficially owned by the trust, 819,004 shares are held by the DiMarco/Harleen Revocable Trust and 143,500 shares are held by the DiMarco/Harleen Charitable Remainder Trust. Ms. DiMarco shares voting and dispositive power with respect to all of these shares. In addition, the shares beneficially owned by Ms. DiMarco include options to purchase 67,499 shares of Common Stock exercisable within sixty (60) days of March 5, 1999.

                                  UNDERWRITING

    Under the terms and subject to the conditions in the underwriting agreement
dated             , 1999, we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Hambrecht & Quist LLC and Salomon Smith Barney Inc. are acting as representatives, the following respective number of shares of common stock:


                                                                                   Number of
                  Underwriter                                                        Shares
                                                                                   ----------
Credit Suisse First Boston Corporation...........................................     520,000
Hambrecht & Quist LLC............................................................     520,000
Salomon Smith Barney Inc.........................................................     260,000
                                                                                   ----------
  Total..........................................................................   1,300,000
                                                                                   ----------
                                                                                   ----------


    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.


    The selling stockholder has granted to the underwriters a 30-day option to purchase up to 195,000 additional shares from it at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.



    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $1.96 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.


    The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay.


                                                               Per Share                          Total
                                                    --------------------------------  ------------------------------
                                                        Without           With           Without           With
                                                    Over-allotment   Over-allotment   Over-allotment  Over-allotment
                                                    ---------------  ---------------  --------------  --------------
Underwriting discounts and commissions paid by
  us..............................................     $    3.26        $    3.26      $  3,912,000    $  3,912,000
Expenses payable by us............................     $    0.26        $    0.26      $    315,000    $    315,000
Underwriting discounts and commissions paid by the
  selling stockholder.............................     $    3.26        $    3.26      $    326,000    $    961,700


    We and Stephanie G. DiMarco, both individually and on behalf of her trusts, have agreed that we and she will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except in our case

    - for issuances pursuant to the exercise of employee stock options outstanding on the date;

    - in connection with certain mergers, consolidations or other business combinations in which we may be involved; or

    - in connection with certain strategic investments by us.

    We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "ADVS".

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

    - In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise, and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholder and the dealer from whom such purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws,
(ii) where
required by law, that the purchaser is purchasing as principal and not as agent, and (iii) the purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with repsect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement, since we have omitted some parts in accordance with the SEC's rules and regulations. For further information about us and the shares being sold in this offering, please refer to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily a complete description of the provisions of the contract. Copies of the registration statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth below.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Information concerning Advent Software, Inc. is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    This prospectus is part of a registration statement we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.

        1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        2.  Our Proxy Statement for our 1999 Annual Meeting.

        3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

        4.  Our Form 8-A filed with the SEC in November 1995.

    If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct request for such copies to Investor Relations, 301 Brannan Street, San Francisco, California 94107 (415) 543-7696.

    You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                                ADVENT SOFTWARE
                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.............................................        F-2

Consolidated Balance Sheets..........................................................        F-3

Consolidated Statements of Operations................................................        F-4

Consolidated Statements of Stockholders' Equity......................................        F-5

Consolidated Statements of Cash Flows................................................        F-6

Notes to Consolidated Financial Statements...........................................        F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ADVENT SOFTWARE, INC.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Advent Software, Inc. and its subsidiaries at December 31, 1997 and December 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Francisco, California
January 15, 1999

                                ADVENT SOFTWARE

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    DECEMBER 31,    DECEMBER 31,      MARCH 31,
                                                        1997            1998            1999
                                                    -------------   -------------   -------------
                                                                                     (UNAUDITED)
                                             ASSETS

Current assets:
  Cash and cash equivalents.......................     $26,025         $35,602         $37,015
  Short-term investments..........................      10,031           7,682           7,652
  Accounts receivable, net of allowance for
    doubtful accounts of $330 in 1999, $362 in
    1998 and $265 in 1997.........................      12,226          17,452          17,240
  Prepaid expenses and other......................       1,391           2,010           2,165
  Deferred income taxes...........................       1,418           1,900           1,900
                                                    -------------   -------------   -------------
    Total current assets..........................      51,091          64,646          65,972
                                                    -------------   -------------   -------------
Fixed assets, net.................................       7,424          11,433          12,225
Other assets, net.................................         770          11,131          10,926
                                                    -------------   -------------   -------------
    Total assets..................................     $59,285         $87,210         $89,123
                                                    -------------   -------------   -------------
                                                    -------------   -------------   -------------

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable................................     $   814         $ 1,793         $ 1,445
  Accrued liabilities.............................       2,977           6,270           5,386
  Deferred revenues...............................       6,832          14,511          14,919
  Income taxes payable............................       1,632           3,924           3,063
                                                    -------------   -------------   -------------
    Total current liabilities.....................      12,255          26,498          24,813
                                                    -------------   -------------   -------------
Long-term liabilities:
  Other liabilities...............................         537             537             594
                                                    -------------   -------------   -------------
    Total liabilities.............................      12,792          27,035          25,407
                                                    -------------   -------------   -------------
Stockholders' equity:
  Preferred Stock, $0.01 par value
    Authorized: 2,000 shares
    Issued and outstanding: none..................          --              --              --
  Common stock, $0.01 par value
    Authorized: 40,000 shares
    Issued and outstanding: 8,300 shares in 1999,
      8,209 shares in 1998 and 7,582 shares in
      1997........................................          76              82              83
  Additional paid-in-capital......................      37,776          48,154          49,705
  Cumulative other comprehensive income...........          --              --              35
  Retained earnings...............................       8,641          11,939          13,893
                                                    -------------   -------------   -------------
    Total stockholders' equity....................      46,493          60,175          63,716
                                                    -------------   -------------   -------------
    Total liabilities and stockholders' equity....     $59,285         $87,210         $89,123
                                                    -------------   -------------   -------------
                                                    -------------   -------------   -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                                ADVENT SOFTWARE

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 THREE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,           MARCH 31,
                                                               -------------------------------  --------------------
                                                                 1996       1997       1998       1998       1999
                                                               ---------  ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
REVENUES:
  License and development fees...............................  $  16,951  $  23,710  $  36,588  $   6,934  $   9,156
  Maintenance and other recurring............................     14,707     18,042     25,539      5,396      8,697
  Professional services and other............................      5,086      6,861      8,871      1,719      2,367
                                                               ---------  ---------  ---------  ---------  ---------
    Net revenues.............................................     36,744     48,613     70,998     14,049     20,220
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
COST OF REVENUES:
  License and development fees...............................        600        601      2,931        521        748
  Maintenance and other recurring............................      3,793      4,832      6,261      1,505      2,284
  Professional services and other............................      2,513      3,638      3,874        820      1,113
                                                               ---------  ---------  ---------  ---------  ---------
    Total cost of revenues...................................      6,906      9,071     13,066      2,846      4,145
                                                               ---------  ---------  ---------  ---------  ---------
      Gross margin...........................................     29,838     39,542     57,932     11,203     16,075
                                                               ---------  ---------  ---------  ---------  ---------
OPERATING EXPENSES:
  Sales and marketing........................................     12,446     15,580     23,465      5,089      6,947
  Product development........................................      6,731      9,439     12,582      2,661      3,814
  General and administrative.................................      4,422      5,125      7,533      1,831      2,340
  Amortization of intangibles................................         --         --         --         --        383
  Purchased research and development and other...............      5,648         --      8,440         --         --
                                                               ---------  ---------  ---------  ---------  ---------
    Total operating expenses.................................     29,247     30,144     52,020      9,581     13,484
                                                               ---------  ---------  ---------  ---------  ---------
    Income from operations...................................        591      9,398      5,912      1,622      2,591
  Interest income, net.......................................      1,165      1,236      1,442        343        370
                                                               ---------  ---------  ---------  ---------  ---------
    Income before income taxes...............................      1,756     10,634      7,354      1,965      2,961
  Provision for income taxes.................................      2,855      3,921      2,955        707      1,007
                                                               ---------  ---------  ---------  ---------  ---------
    Net income (loss)........................................  $  (1,099) $   6,713  $   4,399  $   1,258  $   1,954
                                                               ---------  ---------  ---------  ---------  ---------
  Other comprehensive income, net of tax
    Foreign currency translation adjustment..................         --         --         --         --         35
                                                               ---------  ---------  ---------  ---------  ---------
    Comprehensive income.....................................  $  (1,099) $   6,713  $   4,399  $   1,258  $   1,989
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
NET INCOME (LOSS) PER SHARE DATA
DILUTED
  Net income (loss) per share................................  $   (0.16) $    0.84  $    0.51  $    0.15  $    0.21
  Shares used in per share calculations......................      7,070      8,017      8,703      8,489      9,139
BASIC
  Net income (loss) per share................................  $   (0.16) $    0.89  $    0.55  $    0.16  $    0.24
  Shares used in per share calculations......................      7,070      7,521      8,066      7,903      8,310

  The accompanying notes are an integral part of these consolidated financial statements.

                                ADVENT SOFTWARE

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                                     CUMULATIVE
                                                    COMMON STOCK       ADDITIONAL       OTHER
                                               ----------------------    PAID IN    COMPREHENSIVE  RETAINED     TOTAL
                                                SHARES      AMOUNT       CAPITAL       INCOME      EARNINGS    EQUITY
                                               ---------  -----------  -----------  -------------  ---------  ---------
Balances, December 31, 1995..................      6,873   $      68    $  31,202                  $   3,314  $  34,584
Exercise of stock options....................        383           4          702                                   706
Tax benefit from exercise of stock options...                               2,175                                 2,175
Common stock issued under employee stock
  purchase plan..............................         53           1          982                                   983
Pooling of interests with Bold Software......         35                                                (287)      (287)
Net loss.....................................                                                         (1,099)    (1,099)
                                               ---------         ---   -----------  -------------  ---------  ---------
Balances, December 31, 1996..................      7,344          73       35,061                      1,928     37,062
Exercise of stock options....................        200           2        1,143                                 1,145
Tax benefit from exercise of stock options...                                 704                                   704
Common stock issued under employee stock
  purchase plan..............................         38           1          868                                   869
Net income...................................                                                          6,713      6,713
                                               ---------         ---   -----------  -------------  ---------  ---------
Balances, December 31, 1997..................      7,582          76       37,776                      8,641     46,493
Exercise of stock options....................        154           1        1,580                                 1,581
Tax benefit from exercise of stock options...                                 795                                   795
Common stock issued under employee stock
  purchase plan..............................         38           1          945                                   946
Pooling of interest with MicroEdge...........        250           3                                  (1,101)    (1,098)
Shares issued in connection with acquisition
  of HubData.................................         15                      546                                   546
Shares issued in connection with acquisition
  of Blackbaud...............................        170           1        6,512                                 6,513
Net income...................................                                                          4,399      4,399
                                               ---------         ---   -----------  -------------  ---------  ---------
Balances, December 31, 1998..................      8,209          82       48,154                     11,939     60,175
Exercise of stock options....................         91           1        1,551                                 1,552
Foreign currency translation adjustment......                                                35                      35
Net income...................................                                                          1,954      1,954
                                               ---------         ---   -----------  -------------  ---------  ---------
Balances, March 31, 1999 (unaudited).........      8,300   $      83    $  49,705     $      35    $  13,893  $  63,716
                                               ---------         ---   -----------  -------------  ---------  ---------
                                               ---------         ---   -----------  -------------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                                ADVENT SOFTWARE

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                  THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,           MARCH 31,
                                                                -------------------------------  --------------------
                                                                  1996       1997       1998       1998       1999
                                                                ---------  ---------  ---------  ---------  ---------
                                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...........................................  $  (1,099) $   6,713  $   4,399  $   1,258  $   1,954
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Purchased research and development and other................      5,648         --      7,511         --         --
  Depreciation and amortization...............................      1,528      1,970      2,559        922      1,037
  Provision for doubtful accounts.............................        (15)       248        471         82        297
  Deferred income taxes.......................................        247       (267)    (3,514)        --         --
  Deferred rent...............................................        129        (62)        --        104         57
Cash provided by (used in) operating assets and liabilities:
  Accounts receivable.........................................     (3,625)    (3,975)    (5,521)      (409)       (87)
  Prepaid and other current assets............................       (213)      (789)      (401)        67       (155)
  Accounts payable............................................       (885)       168        539         91       (342)
  Accrued liabilities.........................................        234        350      1,220        462       (876)
  Deferred revenues...........................................     (2,130)     1,761      6,403      1,274        429
  Income taxes payable........................................      1,780      1,565      3,006        529       (861)
  Net liabilities assumed in pooling of interests with
    Microedge.................................................         --         --     (1,101)    (1,061)        --
                                                                ---------  ---------  ---------  ---------  ---------
    Net cash provided by operating activities.................      1,599      7,682     15,571      3,319      1,453
                                                                ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
Net cash used in acquisition of the DX Group..................     (3,963)        --         --         --         --
Net cash used in acquisition of Hub Data, net of cash
  acquired....................................................         --         --     (4,279)        --         --
Net cash used in acquisition of Portfolio Management Systems,
  net of cash acquired........................................         --         --       (446)        --         --
Acquisition of fixed assets...................................     (1,384)    (5,290)    (6,186)    (2,044)    (1,450)
Proceeds from sale of fixed assets............................         --         --         60         --         --
Purchases of short-term investments...........................     (1,167)   (10,041)    (4,880)    (1,994)    (1,000)
Maturities of short-term investments..........................      1,160      1,183      7,229      1,000      1,030
Deposits and other............................................       (287)        --        (19)        --       (175)
                                                                ---------  ---------  ---------  ---------  ---------
  Net cash used in investing activities.......................     (5,641)   (14,148)    (8,521)    (3,038)    (1,595)
                                                                ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
Proceeds from exercise of stock options.......................        706      1,145      1,581        681      1,552
Proceeds from issuance of common stock........................        983        869        946         --         --
Payment of note issued in acquisition of the DX Group.........       (800)        --         --         --         --
Payment of debt assumed in acquisition of the DX Group........       (288)        --         --         --         --
                                                                ---------  ---------  ---------  ---------  ---------
  Net cash provided by financing activities...................        601      2,014      2,527        681      1,552
  Effect of exchange rate changes on cash and short term
    investments...............................................         --         --         --         --          3
                                                                ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents..........     (3,441)    (4,452)     9,577        962      1,413
Cash and cash equivalents at beginning of period..............     33,918     30,477     26,025     26,025     35,602
                                                                ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period....................  $  30,477  $  26,025  $  35,602  $  26,987  $  37,015
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Supplemental disclosure of cash flow information:
  Cash paid for income taxes during the period................  $   1,012  $   2,515  $   2,888  $     714  $   1,861
  Issuance of common stock shares for the acquisition of
    Blackbaud:................................................                        $   6,513
  Issuance of common stock shares for the acquisition of Hub
    Data:.....................................................                        $     546

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    UNAUDITED INTERIM FINANCIAL INFORMATION The accompanying consolidated financial statements at March 31, 1999 and for the three months ended March 31, 1998 and 1999, together with the related notes, are unaudited but include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation, in all material respects, of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended March 31, 1999 are not necessarily indicative of results for the entire fiscal year or future periods.

    OPERATIONS Advent provides stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back office of investment management organizations. Advent's clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, foundations, universities and non-profit organizations.

    PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Advent and its wholly-owned subsidiaries. All intercompany transactions and amounts have been eliminated.

    FINANCIAL INSTRUMENTS Cash equivalents comprise highly liquid investments purchased with a remaining maturity of 90 days or less. These investments are maintained with major financial institutions.

    Short-term investments are comprised of various marketable securities carried at cost. These investments are maintained with major financial institutions. Securities are considered to be held-to-maturity. Amounts reported for short-term investments are considered to approximate the fair value based on comparable market information available at the respective balance sheet dates. Realized investment gains and losses have not been significant.

    The amounts reported for cash equivalents, receivables, accounts payable, accrued liabilities and other financial instruments are considered to approximate their market values based on comparable market information available at the respective balance sheet dates, and their short-term nature.

    Financial instruments that potentially subject Advent to concentrations of credit risks comprise, principally, cash, short-term investments, and trade accounts receivable. Advent invests excess cash through banks, mutual funds, and brokerage houses primarily in highly liquid investments with remaining maturities of 90 days or less and has investment policies and procedures which are reviewed periodically to minimize credit risk. Advent does not require collateral from its customers but performs ongoing credit evaluations and maintains reserves for potential credit losses which historically have been within management's estimates.

    DEPRECIATION AND AMORTIZATION Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, generally five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term.

    CAPITALIZED SOFTWARE Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, production costs are capitalized. Such capitalized software costs were not material in 1998, 1997 and 1996.

    REVENUE RECOGNITION Advent licenses application software programs and offers annual maintenance programs which provides for technical support and updates to software products. Advent's development agreements generally provide for development of technologies and products which are expected to become part of Advent's product or product offerings in the future. Certain of these agreements may require royalty payments based on future sales of the developed products. Such amounts will be included in costs of goods sold as accrued. Advent also offers customers on-site consulting services, training, custom programming, and other services.

    The Company adopted the provisions of Statement of Position 97-2, or SOP 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective January 1, 1998. SOP 97-2 supersedes Statement of Position 91-1, Software Revenue Recognition, and delineates the accounting for software product and maintenance revenue. Under SOP 97-2, the Company recognizes license revenue upon shipment of a product to the client if a signed contract exists, the fee is fixed and determinable and collection of resulting receivables is probable. For contracts with multiple obligations (e.g. deliverable and undeliverable products, maintenance and other services), the Company allocates revenue to each component of the contract based on objective evidence of its fair value, which is specific to the Company, or for products not being sold separately, the price established by management. The Company recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met. The Company recognizes revenue allocated to maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. Revenues for interface and other development and custom programming are recognized using the percentage of completion method of accounting based on the costs incurred to date compared with the estimated cost of completion. Revenues from professional services are recognized as work is performed.

    NET INCOME (LOSS) PER SHARE Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income
(loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and warrants and conversion of preferred stock for all periods.

    RECLASSIFICATIONS In 1998, certain reclassifications were made to the 1997 financial statement amounts to conform to the 1998 presentation. These reclassifications had no impact on net income (loss), working capital, or cash flows.

    COMPREHENSIVE INCOME Advent has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", effective January 1, 1998. This statement requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. There are no significant components of comprehensive income excluded from net income; therefore, no separate statement of comprehensive income has been presented.

    SEGMENT INFORMATION The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 31, 1997. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a

Business Enterprise." SFAS No. 131 changes current practice under SFAS No. 14 by establishing a new framework on which to base segment reporting and introduces requirements for interim reporting of segment information.

    The Company has determined that it has a single reportable segment consisting of the development, marketing and sale of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission critical functions of investment management organizations.

    Management uses one measurement of profitability and does not disaggregate its business for internal reporting. The Company's international operations in 1998, 1997 and 1996 have not been material to revenue or net income.

    NEW ACCOUNTING PRONOUNCEMENTS In June of 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. The Company will adopt SFAS No. 133 as required for its first quarterly filing of fiscal year 2001.

    In December 1998, the Accounting Standards Executive Committee (AcSEC) released Statement of Position 98-9, or SOP 98-9, Modification of SOP 97-2, "Software Revenue Recognition," with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence (VSOE) of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied.

    The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. The Company is evaluating the requirements of SOP 98-9 and the effects, if any, on the Company's current revenue recognition policies.

    USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements. Actual results could differ from those estimates.

    ACCOUNTING FOR LONG-LIVED ASSETS The Company reviews property, equipment, goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Intangibles are amortized over their estimated useful lives (typically five to ten years).

    FOREIGN CURRENCY TRANSLATION The functional currency of the Company's foreign subsidiary is the local foreign currency. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

2. ACQUISITIONS

    In February 1996, Advent acquired Data Exchange, Inc. (the DX Group), a private company based in New York, for $4.0 million in cash and an $800,000 note. This note was paid during the third quarter of 1996 and did not bear interest. The transaction was accounted for as a purchase. Advent incurred a one-time charge of $5.6 million in connection with the write-off of in-process research and development. This expense was recorded in purchased research and development and other expenses. We believe that the technology acquired had not reached technological feasibility and had no alternative future use.

    In November 1996, Advent issued 35,000 shares of common stock in exchange for all of the outstanding shares of Bold Software, Inc., a private software development company based in New York. This business combination was accounted for as a pooling of interests. Prior year amounts have not been restated to include Bold Software's results of operations as such operations were immaterial. As a result of this business combination, Advent introduced Advent Partner, a tax layering and partnership allocation solution which integrates with Axys.

    In February 1998, Advent issued 250,000 shares of common stock in exchange for all of the outstanding shares of MicroEdge, Inc. MicroEdge is the leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests, and the results of operations of MicroEdge are included in the Company's financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge, in prior periods, were not material to the consolidated results of operations or financial position of Advent. Accordingly, the Company did not restate its financial statements for periods prior to January 1, 1998.

    In May 1998, Advent issued 170,000 shares of common stock for certain assets of the Grants Management Division of Blackbaud, Inc. This acquisition combines the grants management product line of Blackbaud with MicroEdge. This transaction was accounted for as a purchase and the results of operations are included in the Company's financial statements beginning on the acquisition date. Advent incurred a charge for in-process research and development and other expenses of $5.4 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. Other intangibles of $2.0 million were recorded in connection with this acquisition and are being amortized, using a straight-line method, over a period of 5 years.

    In November 1998, Advent issued 15,000 shares of common stock and paid $4.1 million in exchange for substantially all of the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in

Cambridge, MA and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase and the results of operations for Hub Data are included in the Company's financial statements beginning on the acquisition date. Advent incurred a charge for in-process research and development expense of $3.0 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. As a result of net liabilities assumed and acquisition expenses of $1.6 million, goodwill of $3.2 million was recorded in connection with this transaction and is being amortized, using a straight-line method, over a period of 7 years.

    In November 1998, Advent paid AUS $583,000 (approximately US $370,000) in exchange for all of the outstanding shares of Portfolio Management Systems Pty., Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase and the results of operations are included in the Company's financial statements beginning on the acquisition date. As a result of net liabilities assumed and acquisition expenses of $2.0 million, goodwill of $2.4 million was recorded in connection with this transaction and is being amortized, using a straight-line method, over a period of 10 years. Subsequent to the acquisition, the name of this subsidiary was changed to Advent Australia.

    The results of operations of Blackbaud, Hub Data and Portfolio Management Systems in 1998 and 1997 were not material to the consolidated results of operations of Advent. Accordingly, no pro forma results are presented.

3. BALANCE SHEET DETAIL (IN THOUSANDS)

    The following is a summary of fixed assets:

                                                     DECEMBER 31,       MARCH 31,
                                                 --------------------  -----------
                                                   1997       1998        1999
                                                 ---------  ---------  -----------
                                                                       (UNAUDITED)
Computer equipment.............................  $   6,997  $  10,444   $  11,140
Leasehold improvements.........................      4,676      7,266       8,174
Furniture and fixtures.........................        837        978       1,000
Telephone system...............................        672        943         975
                                                 ---------  ---------  -----------
                                                    13,182     19,631      21,289
Accumulated Depreciation.......................     (5,758)    (8,198)     (9,064)
                                                 ---------  ---------  -----------
Total fixed assets, net........................  $   7,424  $  11,433   $  12,225
                                                 ---------  ---------  -----------
                                                 ---------  ---------  -----------

    Depreciation expense was approximately $2,250,000, $1,728,000 and $1,352,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    The following is a summary of other assets:

                                                                                        DECEMBER 31,       MARCH 31,
                                                                                    --------------------  -----------
                                                                                      1997       1998        1999
                                                                                    ---------  ---------  -----------
                                                                                                          (UNAUDITED)
Goodwill, net of accumulated amortization of $336 at March 31, 1999 and $57 at
  December 31, 1998 ..............................................................  $      --  $   5,529   $   5,250
Other intangibles, net of accumulated amortization of $303 at March 31, 1999 and
  $202 and $423 at December 31, 1998 and 1997, respectively.......................        302      1,752       1,650
Deposits and other................................................................        176        526         702
Deferred Taxes....................................................................        292      3,324       3,324
                                                                                    ---------  ---------  -----------
Total other assets, net...........................................................  $     770  $  11,131   $  10,926
                                                                                    ---------  ---------  -----------
                                                                                    ---------  ---------  -----------

    Amortization expense was approximately $319,000, $242,000 and $181,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    The following is a summary of accrued liabilities:

                                                                   DECEMBER 31,       MARCH 31,
                                                               --------------------  -----------
                                                                 1997       1998        1999
                                                               ---------  ---------  -----------
                                                                        (IN THOUSANDS)

                                                                                     (UNAUDITED)
Salaries and benefits payable................................  $   1,577  $   2,624   $   2,637
Commissions payable..........................................        752      1,229         922
Sales taxes payable..........................................        300      1,212         819
Other........................................................        348      1,205       1,008
                                                               ---------  ---------  -----------
Total accrued liabilities....................................  $   2,977  $   6,270   $   5,386
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

4. INCOME TAXES

    The provision for income taxes includes:

                                                                      YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1996       1997       1998
                                                                  ---------  ---------  ---------
                                                                          (IN THOUSANDS)
Current
  Federal.......................................................  $   1,994  $   3,089  $   5,008
  State.........................................................        577        815      1,461
Deferred
  Federal.......................................................        227         26     (2,650)
  State.........................................................         57         (9)      (864)
                                                                  ---------  ---------  ---------
    Total.......................................................  $   2,855  $   3,921  $   2,955
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    Advent's effective tax rate, as a percent of pre-tax income, differs from the statutory federal rate as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                     -------------------------------
                                                                       1996       1997       1998
                                                                     ---------  ---------  ---------
Statutory federal rate.............................................       34.0%      35.0%      35.0%
State taxes........................................................       23.8        7.6        5.3
Purchased research and development.................................      109.4
Research and development tax credits...............................       (5.1)      (3.0)      (4.4)
Other..............................................................        0.5       (2.7)       4.3
                                                                     ---------  ---------        ---
  Total............................................................      162.6%      36.9%      40.2%
                                                                     ---------  ---------        ---
                                                                     ---------  ---------        ---

    In 1996, the effective tax rate was higher due to the $5.6 million write-off of in-process research and development and other expenses. It was not deductible for tax purposes.

    Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. The approximate tax effects of temporary differences which give rise to net deferred tax assets are:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997       1998
                                                              ---------  ---------
                                                                 (IN THOUSANDS)
Current:
  Deferred revenue..........................................  $     610  $     515
  Accrued liabilities.......................................        519        725
  Reserves..................................................        211        543
  State taxes...............................................         78        117
                                                              ---------  ---------
                                                                  1,418      1,900
                                                              ---------  ---------
Noncurrent
  Depreciation and amortization.............................         74      3,149
  Deferred rent.............................................        218        175
                                                              ---------  ---------
                                                                    292      3,324
                                                              ---------  ---------
    Total deferred tax assets...............................  $   1,710  $   5,224
                                                              ---------  ---------
                                                              ---------  ---------

5. COMMITMENTS

    Advent leases office space and equipment under noncancelable operating lease agreements, which expire at various dates through October 2009. Some operating leases contain escalation provisions for adjustments in the consumer price index. Advent is responsible for maintenance, insurance, and property taxes and has five-year extension options on its primary facilities leases. Future minimum payments under the noncancelable operating leases consist of the following at December 31, 1998 (in thousands):

1999...............................................................  $   3,966
2000...............................................................      5,062
2001...............................................................      5,184
2002...............................................................      5,248
2003...............................................................      5,300
2004 and thereafter................................................     23,047
                                                                     ---------
Total minimum lease payments.......................................  $  47,807
                                                                     ---------
                                                                     ---------

    Rent expense for 1998, 1997, and 1996 was approximately $2,494,000, $1,484,000 and $1,159,000, respectively.

6. EMPLOYEE BENEFIT PLANS

    401(k) PLAN

    Advent has a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation, are matched 50% by Advent, up to a maximum of $500 per employee per year. Matching contributions by Advent in 1998, 1997 and 1996 were $117,000, $103,000 and $73,000, respectively. In addition to the employer matching contribution, Advent may make a profit sharing contribution at the discretion of the Board of Directors. Advent made profit sharing contributions of $143,000, $121,000 and $87,000 in 1998, 1997 and 1996, respectively.

    1995 EMPLOYEE STOCK PURCHASE PLAN

    All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan (Purchase Plan) if they are employed by Advent for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase Advent's common stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for Advent's common stock reported on the Nasdaq National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to the lower of 10% or $45,000 of their salary and certain variable compensation. A total of 300,000 shares of common stock have been reserved for issuance under the Purchase Plan of which 129,000 shares have been issued. Approximately 38,000, 38,000 and 53,000 shares were sold through the Purchase Plan in 1998, 1997 and 1996, respectively.

7. NET INCOME (LOSS) PER SHARE (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,               MARCH 31,
                                            ---------------------------------------  --------------------
                                                1996          1997         1998        1998       1999
                                            -------------  -----------  -----------  ---------  ---------
                                                                                         (UNAUDITED)
Net income (loss).........................    $  (1,099)    $   6,713    $   4,399   $   1,258  $   1,954
Reconciliation of shares used in basic and
  diluted per share calculations
BASIC
Weighted average common shares
  outstanding.............................        7,070         7,521        8,066       7,903      8,310
                                            -------------  -----------  -----------  ---------  ---------
Shares used in basic net income (loss) per
  share calculation.......................        7,070         7,521        8,066       7,903      8,310
                                            -------------  -----------  -----------  ---------  ---------
Basic net income (loss) per share.........    $   (0.16)    $    0.89    $    0.55   $    0.16  $    0.24
                                            -------------  -----------  -----------  ---------  ---------
                                            -------------  -----------  -----------  ---------  ---------
DILUTED
Weighted average common shares
  outstanding.............................        7,070         7,521        8,066       7,903      8,310
Dilutive effect of stock options and
  warrants................................           --           496          637         586        829
                                            -------------  -----------  -----------  ---------  ---------
Shares used in diluted net income (loss)
  per share calculation...................        7,070         8,017        8,703       8,489      9,139
                                            -------------  -----------  -----------  ---------  ---------
Diluted net income (loss) per share.......    $   (0.16)    $    0.84    $    0.51   $    0.15  $    0.21
                                            -------------  -----------  -----------  ---------  ---------
                                            -------------  -----------  -----------  ---------  ---------
Options outstanding at March 31, 1999 and
  1998 and at December 31, 1998, 1997 and
  1996 not included in computation of
  diluted EPS because the exercise price
  was greater than the average market
  price...................................           33           419          108          28         --
Price range of options not used in diluted     $29.75 -       $28.00 -     $37.50 -
  EPS calculation.........................       $32.75         $32.75       $42.63     $36.75         --

8. STOCKHOLDERS' EQUITY

    STOCK OPTIONS Under Advent's 1992 Stock Plan (the Plan) Advent may grant options to purchase common stock to employees and consultants. Options granted may be incentive stock options or nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Plan.

    The activity under the Plan was as follows:

                                                                 OUTSTANDING OPTIONS
                                                   -----------------------------------------------
                                                                                        WEIGHTED
                                                                            AGGREGATE    AVERAGE
                                        AVAILABLE  NUMBER OF   PRICE PER    EXERCISE    PRICE PER
                                        FOR GRANT   OPTIONS      SHARE        PRICE       SHARE
                                        ---------  ---------  ------------  ---------  -----------
Balances, December 31, 1995...........    153,000  1,026,000  $0.63 - 12.00 $4,160,000  $    4.05
Authorized............................    400,000         --            --         --          --
                                                                   19.50 -
Options granted.......................   (412,000)   412,000         32.00  10,376,000      25.18
Options exercised.....................         --   (283,000) 0.63 - 12.00   (642,000)       2.27
Options canceled......................     58,000    (58,000) 1.00 - 19.50   (754,000)      13.00
                                        ---------  ---------  ------------  ---------  -----------
Balances, December 31, 1996...........    199,000  1,097,000  0.63 - 32.00  13,140,000      11.98
Authorized............................    600,000         --            --         --          --
                                                                   25.00 -
Options granted.......................   (836,000)   836,000         28.75  21,737,000      26.00
Options exercised.....................         --   (198,000) 0.63 - 19.50   (853,000)       4.31
Options canceled......................    145,000   (145,000) 1.00 - 32.00  (2,902,000)      20.01
                                        ---------  ---------  ------------  ---------  -----------
Balances, December 31, 1997...........    108,000  1,590,000  0.63 - 32.00  31,122,000      19.57
Authorized............................    500,000         --            --         --          --
                                                                   27.50 -
Options granted.......................   (666,000)   666,000         42.63  22,004,000      33.04
Options exercised.....................         --   (151,000) 0.63 - 32.00  (1,372,000)       9.09
Options canceled......................    107,000   (107,000) 5.00 - 42.63  (2,594,000)      24.22
                                        ---------  ---------  ------------  ---------  -----------
Balances, December 31, 1998...........     49,000  1,998,000  1.00 - 42.63  49,160,000      24.60
Options granted.......................    (19,000)    19,000     46.75        888,000       46.75
Options exercised.....................         --    (91,000) 1.00 - 42.63  (1,552,000)      17.01
Options canceled......................     23,000    (23,000) 5.00 - 42.63   (644,000)      28.00
                                        ---------  ---------  ------------  ---------  -----------
Balances, March 31, 1999
  (unaudited).........................     53,000  1,903,000  $1.00 - 46.75 47,852,000  $   25.15
                                        ---------  ---------                ---------
                                        ---------  ---------                ---------

    At December 31, 1998, 1997 and 1996, 571,000, 331,000 and 241,000 options outstanding were exercisable with an aggregate exercise price of $9,691,000, $3,190,000 and $957,000, respectively.

    In November 1998, the Board of Directors approved the 1998 Nonstatutory Stock Option Plan ("Nonstatutory Plan") and reserved 100,000 shares of common stock for issuance thereunder. Under Advent's 1998 Nonstatutory Plan, Advent may grant options to purchase common stock to employees and consultants, excluding persons who are executive officers and directors. Options granted are nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Nonstatutory Plan. The activity under the Nonstatutory Plan was as follows:

                                                                       OUTSTANDING OPTIONS
                                                         ------------------------------------------------
                                                                                               WEIGHTED
                                                                                   AGGREGATE    AVERAGE
                                              AVAILABLE   NUMBER OF    PRICE PER   EXERCISE    PRICE PER
                                              FOR GRANT    OPTIONS       SHARE       PRICE       SHARE
                                              ---------  -----------  -----------  ---------  -----------
Authorized..................................    100,000          --           --          --          --
Options granted.............................    (92,000)     92,000    $   37.25   $3,423,000  $   37.25
Options exercised...........................         --          --           --          --          --
Options canceled............................         --          --           --          --          --
                                              ---------  -----------  -----------  ---------  -----------
Balances, December 31, 1998 and March 31,
  1999......................................      8,000      92,000    $   37.25   $3,423,000  $   37.25
                                              ---------  -----------               ---------
                                              ---------  -----------               ---------

Of the 92,000 options under the Nonstatutory Plan outstanding at December 31, 1998, none were exercisable.

    In addition to the Plan and the Nonstatutory Plan, Advent had granted options to purchase common stock to employees or consultants under special arrangements. These options have an exercise price of $1.00 per share. There were 7,000, 10,000 and 12,000 of these options outstanding at December 31, 1998, 1997 and 1996, respectively. The change in each period was a result of the exercise of 3,000, 2,000 and 4,000 options during 1998, 1997 and 1996, respectively. The shares outstanding at December 31, 1998 are fully vested.

    Advent's 1995 Director Option Plan (the Director Plan) provides for the grant of nonstatutory stock options to non-employee directors of Advent (Outside Directors). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 10,000 shares on the last to occur of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director with an exercise price equal to the fair market value of Advent's common stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 2,000 shares on December 1 with an exercise price equal to the fair value of Advent's common stock on that date. Options granted under the Director Plan vest over a five year period and have a ten year term.

    The activity under the Director Plan was as follows:

                                                                    OUTSTANDING OPTIONS
                                                     --------------------------------------------------
                                                                                             WEIGHTED
                                                                                 AGGREGATE    AVERAGE
                                         AVAILABLE    NUMBER OF     PRICE PER    EXERCISE    PRICE PER
                                         FOR GRANT     OPTIONS        SHARE        PRICE       SHARE
                                        -----------  -----------  -------------  ---------  -----------
Balances, December 31, 1995...........      45,000       30,000      $18.00      $ 540,000   $   18.00
Options granted.......................      (6,000)       6,000       32.75        196,500       32.75
                                        -----------  -----------  -------------  ---------  -----------
Balances, December 31, 1996...........      39,000       36,000   18.00 - 32.75    736,500       20.45
Options exercised.....................          --       (2,800)      18.00        (50,400)      18.00
Options granted.......................     (24,000)      24,000   24.88 - 25.00    599,500       24.98
Options canceled......................       9,200       (9,200)  18.00 - 32.75   (194,500)      21.14
                                        -----------  -----------  -------------  ---------  -----------
Balances, December 31, 1997...........      24,200       48,000   18.00 - 32.75  1,091,100       22.73
Options granted.......................      (8,000)       8,000       38.75        310,000       38.75
Options exercised.....................          --           --        --               --          --
Options canceled......................          --           --        --               --          --
                                        -----------  -----------  -------------  ---------  -----------
Balances, December 31, 1998 and March                                  $18.00 -
  31, 1999............................      16,200       56,000           38.75  $1,401,100  $   25.02
                                        -----------  -----------                 ---------
                                        -----------  -----------                 ---------

At December 31, 1998, 1997 and 1996, 19,000, 8,300 and 6,000 options outstanding were exercisable with an aggregate exercise price of $403,000, $150,000 and $108,000, respectively.

    In addition to the Director Plan, Advent granted options, prior to 1994, to an Outside Director for the purchase of 96,000 shares of common stock with an exercise price of $0.63 per share. These options were exercised during 1996.

    At December 31, 1998, Advent had reserved 2,232,000 shares of common stock for the exercise of stock options under all of its option plans.

    Advent has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Advent's stock option and purchase plans. If compensation had been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, Advent's net income (loss) and net income (loss) per share for the year ended December 31, 1998, 1997 and 1996, respectively, would have been as follows (in thousands except per share data):

                                                                    1996       1997       1998
                                                                  ---------  ---------  ---------
Net income (loss)--as reported..................................  $  (1,099) $   6,713  $   4,399
Net income (loss)--pro forma....................................  $  (1,680) $   5,026  $   1,380

PER SHARE DATA
Diluted
  Net income (loss)--as reported................................  $   (0.16) $    0.84  $    0.51
  Net income (loss)--pro forma..................................  $   (0.24) $    0.63  $    0.16
Basic
  Net income (loss)--as reported................................  $   (0.16) $    0.89  $    0.55
  Net income (loss)--pro forma..................................  $   (0.24) $    0.67  $    0.17

    Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

    The weighted-average grant-date fair value of options granted were $16.81, $14.50 and $14.50 per option for the years ended December 31, 1998, 1997 and 1996, respectively.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions:

                                                                   1996       1997       1998
                                                                 ---------  ---------  ---------
Risk-free interest rate........................................    6.03%      5.99%      4.9%
Volatility.....................................................    55.04      56.91      60.4
Expected life..................................................   5 years    5 years    5 years
Expected dividends.............................................    None       None       None
Average turnover rate..........................................     8%         8%         8%

    The risk-free interest rate was calculated in accordance with the grant date and expected life. Volatility was calculated using an analysis of an Advent peer group of publicly traded companies. The weighted average expected life was calculated based on the vesting period and the exercise behavior of the participants.

    The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 1998, 1997 and 1996: risk-free interest rates of 4.9%, 5.99% and 6.03%, respectively; dividend yield of 0%; volatility factors of 60%, 57% and 55% for 1998, 1997 and 1996, respectively; and a six-month expected life. The weighted average fair value of the ESPP rights granted in 1998, 1997 and 1996 was $9.61, $8.96 and $9.84, respectively.

    The options outstanding and currently exercisable by exercise price at December 31, 1998 are as follows:

                              OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                -----------------------------------------------  ----------------------------
                             WEIGHTED AVERAGE      WEIGHTED                      WEIGHTED
   EXERCISE       NUMBER         REMAINING          AVERAGE        NUMBER         AVERAGE
    PRICES      OUTSTANDING  CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE  EXERCISE PRICE
--------------  -----------  -----------------  ---------------  -----------  ---------------
$1.00 - $ 6.50     373,000            5.73         $    4.79        265,000      $    4.34
$18.00 - $25.88    624,000            8.67             24.41        160,000          23.69
$27.50 - $38.75  1,025,000            9.01             30.61        169,000          29.07
$38.75 - $42.63    131,000            9.33             42.63          3,000          42.63
                -----------            ---            ------     -----------        ------
                 2,153,000            8.37         $   25.07        597,000      $   16.91
                -----------            ---            ------     -----------        ------
                -----------            ---            ------     -----------        ------

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